UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of August 2010
_________________

HADERA PAPER LTD.
(Translation of Registrant’s Name into English)

P.O. Box 142, Hadera, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F   ☐Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes   ☒No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated August 9, 2010 with respect to the Registrant’s results of operations for the quarter ended June 30, 2010.

        Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant’s Management Discussion with respect to the Registrant’s results of operations for the quarter ended June 30, 2010.

        Attached hereto as Exhibit 3 and incorporated herein by reference are the Registrant’s unaudited condensed consolidated financial statements for the quarter ended June 30, 2010.

        Attached hereto as Exhibit 4 and incorporated herein by reference are the unaudited condensed interim consolidated financial statements of Mondi Hadera Paper Ltd. and subsidiaries with respect to the quarter ended June 30, 2010.

        Attached hereto as Exhibit 5 and incorporated herein by reference are the unaudited condensed interim consolidated financial statements of Hogla-Kimberly Ltd. and subsidiaries with respect to the quarter ended June 30, 2010.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HADERA PAPER LTD. (Registrant) By: /s/ Lea Katz Name: Lea Katz Title: Corporate Secretary

Dated: August 9, 2010.

EXHIBIT INDEX

Exhibit No.	Description

1.	Press release dated August 9, 2010.

2.	Registrant's management discussion.

3.	Registrant's unaudited condensed consolidated financial statements.

4.	Unaudited condensed interim consolidated financial statements of Mondi Hadera Paper Ltd. and subsidiaries.

5.	Unaudited condensed interim consolidated financial statements of Hogla- Kimberly Ltd. and subsidiaries.

Exhibit 1

NEWS

For Release: IMMEDIATE

Hadera Paper Ltd.
Reports Financial Results for the Second Quarter and Six Months Ended June 30, 2010

Hadera, Israel, August 9, 2010 - Hadera Paper Ltd. (AMEX:AIP) (the “Company” or “Hadera Paper”) today reported financial results for the second quarter and first six months ended June 30, 2010. The Company, its subsidiaries and associated companies – is referred to hereinafter as the "Group".

The Consolidated Data set forth below excluding the results of operation of the associated companies: Mondi Hadera Paper Ltd. ("Mondi Hadera") and Hogla-Kimberly Ltd. ("H-K").

Consolidated sales during the reported period amounted to NIS 489.2 million, as compared with approximately NIS 434.0 million last year, representing an increase of 12.7% originating primarily from growth in the packaging paper and recycling sector, coupled with growth in the sales of the office supplies marketing sector, as compared with the corresponding period.

Consolidated sales in the second quarter of the year totaled NIS 249.2 million, as compared with NIS 204.1 million in the corresponding quarter last year, growth of approximately 22.1%, originating primarily as a result of an increase in the sales of the packaging paper and recycling sector in relation to the corresponding quarter last year and as compared with first quarter sales of NIS 240.0 million, an increase of approximately 3.8%.

The operating profit totaled NIS 12.6 million during the reported period, 2.6% of sales, as compared with NIS 13.9 million, 3.2% of sales, last year. Net of non-recurring revenues in the amount of NIS 16.4 million last year, on account of unilateral dividend, the operating loss in the corresponding period last year amounted to approximately NIS 2.5 million. The increase in operating profit during the reported period is primarily attributed to the increase in gross profit as a result of the increase in sales.

Operating profit amounted to NIS 5.1 million in the second quarter of the year, as compared with an operating loss of NIS 4.6 million in the corresponding quarter last year.

The net profit attributed to the Company's shareholders amounted to NIS 42.3 million in the reported period, as compared with net profit of NIS 34.7 million in the corresponding period last year, an increase of 21.9%.

The net profit attributed to the Company's shareholders during the reported period was affected by the improvement in the operating margin of most Group companies in Israel and in Turkey as a result of the increase in operations that brought about an improvement in the operating profit.

The net profit for the second quarter this year amounted to NIS 18.0 million, as compared with a net profit of NIS 15.6 million in the corresponding quarter last year, an increase of approximately 15.4%.

Basic earnings per share amounted to NIS 8.35 per share ($2.15 per share) in the reported period, as compared with basic earnings per share of NIS 6.86 per share ($1.75 per share) in the corresponding period last year.

The basic earnings per share amounted to NIS 3.55 per share in the second quarter ($0.92 per share), as compared with earnings of NIS 3.09 per share ($0.79 per share) in the corresponding quarter last year.

The US dollar exchange rate was devaluated by approximately 2.6% during the reported period, as compared with a devaluation of approximately 3.1% during the corresponding period last year.

The inflation rate during the reported period amounted to 0.7%, as compared with an inflation rate of 2.1% in the corresponding period last year.

The global paper industry saw a continuation of the trend that began in 2009, of rising prices in the reported period, across various product types. The packaging paper sector in Europe experienced an additional rising prices starting in January 2010, amounting to approximately 22% during the reported period (according to publications by PPI Germany).

The company estimates that the high global pulp prices continued to rise during the reported period, thereby leading to increase in prices of virgin packaging paper and consequently - as a replacement for these paper types - an increase in the demand for recycled packaging paper produced by the packaging paper division was recorded. The continuation of this trend, in addition to the prevailing high level of prices, may support the continued growth and increase in the volumes of operation of the packaging paper sector.

The Group manages a wide and diverse portfolio of companies and businesses focused on consumer goods and basic commodities. As part of the global trend of increasing private consumption in light of the emergence from the crisis, this trend led to an increase in demand at most Group companies for a wide range of products, while continuing to place an emphasis on the implementation of efficiency and cost-cutting measures across all sectors of operation.

In terms of raw materials, the NIS reevaluation vis-à-vis the dollar and the euro by an average ranging between 7.4% and 7.9%, respectively, in relation to the corresponding period last year, led to savings in terms of the inputs and imported products denominated in either dollars or euros in the company's principal sectors of operation, whose prices tend to follow import prices denominated in these currencies. As a result of the said revaluation, the price of natural gas decreased by approximately 8% in relation to the corresponding period last year, thereby also making a contribution to savings. Moreover, the price of electricity also decreased by approximately 15% during the reported period, in relation to the corresponding period last year. These savings were partially offset by the rising prices of water during the reported period, by an average rate of approximately 34%, along with the rising price of fibers by approximately 35%, in relation to the corresponding period last year.

Financial expenses during the reported period amounted to NIS 10.8 million, as compared with NIS 10.0 million in the corresponding period last year.

2

The company’s share in the earnings of associated companies totaled NIS 40.1 million during the reported period, as compared with NIS 34.9 million in the corresponding period last year.

The following principal changes were recorded in the Company’s share in the earnings of associated companies, in relation to the corresponding period last year:

-
The Company's share in the net profit of Mondi Hadera Paper (49.9%) rose by approximately NIS 3.4 million. The increase in the profit originated primarily from the increase in the operating profit of Mondi, that grew from NIS 15.9 million last year, to NIS 23.2 million this year. Despite the sharp rise in the prices of raw materials in relation to the corresponding period last year, thanks to efficiency measures in paper manufacturing during the reported period, coupled with the improved gross margin of some of the product range, the operating profit for the period has increase. The increase in net profit was moderated somewhat as a result of the increase in tax expenses in the amount of approximately NIS 2.0 million during the reported period, in relation to last year, primarily as a result of the increase in pre-tax earnings.

-
The Company’s share in the net earnings of H-K Israel (49.9%) decreased by approximately NIS 1.3 million. H-K's operating profit decreased from NIS 102.3 million to NIS 100.2 million this year. The slight decrease in the operating profit originated primarily from the erosion in the selling prices in certain sectors of operation, that was offset as a result of the decrease in the prices of some of the company's inputs, coupled with significant efficiency measures that were implemented across the company, considerable savings in purchasing and the continuing reinforcement of the company's brands, that rendered it possible to preserve profitability levels during the reported period.

-
The Company's share in the losses of KCTR Turkey (49.9%) was reduced by NIS 4.0 million. This reduction in loss is primarily attributed the slight increase in the volume of operations, coupled with the sale of the PEDO brand to a local chain, that generated non-recurring revenues of NIS 3.1 million during the reported period, that brought about the continuing reduction in the operating loss from NIS 14.1 million during the corresponding period last year, to NIS 6.9 million during the reported period.

During the reported period, 102,462 option warrants that were granted as part of the management option plan, were exercised. 23,733 company shares were issued following this exercise.

This report contains various forward-looking statements based upon the Board of Directors’ present expectations and estimates regarding the operations and plans of the Group and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact differ considerably from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company as well as certain other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation for publicly updating the said forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

3

Hadera PAPER LTD.
SUMMARY OF RESULTS
(UNAUDITED)
except per share amounts

	Six months ended June 30,
	NIS IN THOUSANDS(1)
	2010	2009

Net sales	489,191	434,034

Net earnings attributed to the Company's shareholders	42,328	34,716

Basic net earnings per share attributed to the Company's shareholders	8.35	6.86

Fully diluted earnings per share attributed to the Company's shareholders	8.27	6.86

	Three months ended June 30,
	NIS IN THOUSANDS (1)
	2010	2009

Net sales	249,206	204,153

Net earnings attributed to the Company's shareholders	18,038	15,637

Basic net earnings per share attributed to the Company's shareholders	3.55	3.09

Fully diluted earnings per share attributed to the Company's shareholders	3.52	3.09

(1)	The representative exchange rate at June 30, 2010 was N.I.S. 3.875=$1.00.

Contact:
Lea Katz, Adv.
Corporate Secretary and Chief of Legal Department
Hadera Paper Ltd. Group
Tel:+972-4-6349408
Leak@hadera-paper.co.il

4

Exhibit 2
Hadera Paper Ltd.

Update to Chapter I (Description of the Corporation's Business) of the
Information Presented in the Company's Periodical Report
As at June 30, 2010

Details in accordance with Regulation 39a of the Securities Regulations (Periodic and Immediate Reports), 1970.

1.	Update to Chapter A, Section 5: "Equity investments in the Company and transactions in its shares"

During the reported period, 102,462 option warrants that were granted as part of the management option plan, were exercised. 23,733 company shares were issued following this exercise.

2.	Update to Chapter C, Section 9: "The Paper and Recycling Sector"

The Company submitted in early 2009 a complaint on the dumping import of recycled brown paper, that was followed by a decisions of the Commissioner of dumping levy at the ministry of Employment Industry and Trade (hereinafter: "the Commissioner"), to initiate an investigation and afterwards to impose temporary guarantee on the import of recycled brown paper, from several countries in Europe. In early 2010, the Commissioner submitted to the Consulting Committee for dumping import, his investigation findings.

On August 4, 2010, the Company received a notice from the Commissioner, informing it that the Consulting Committee had recommended to impose a levy for a limited period and that the Minister of Employment Industry and Trade had approved its recommendation, yet due to the objection of the Minister of Finance to the levy, no dumping levy would be imposed on the import of recycled brown paper products.

3.	Update of Chapter D, Section 12 - Fixed Assets Real Estate and Facilities

A wholly owned subsidiary - Amnir Recycling Industries Ltd. ("Amnir"), signed an agreement on July 25, 2010 with an unrelated third party, for the sale of its rights to a plot of land covering 9,200 m² located in Bnei-Brak (hereinafter: "The Property"), in return for a sum of NIS 20 million, to be paid in installments until the transfer of possession over the Property. For additional details, see the company's immediate report dated July 26, 2010. The transaction was approved by the Board of Directors of the company on August 1, 2010.

1

4.	Update of Chapter D, Section 12 - Fixed Assets Real Estate and Facilities

On June 1, 2010, the company entered into an agreement for the sale of its rights to a plot of land covering 7600 m² in Tel Aviv, in return for a sum of NIS 64 million, the purchasing parties are Bayside Land Corporation Ltd. ("Bayside"), a company indirectly controlled By IDB Development Corporation Ltd., the controlling shareholder of the company and by Amot Investments Ltd. ("Amot"), in shares of 71% and 29%, respectively. Two nullifying conditions were determined in the agreement. The transaction was approved by the general meeting of the shareholders of July 27, 2010. For additional details, see the companies immediate reports dated June 2, 2010, dated May 16, 2010, dated June 13, 2010  and dated July 11, 2010.

5.	Update to Chapter D, Section 13: "Human Resources"

On March 23, 2010, the Audit Committee and the Board of Directors, approved granting the payment of a special bonus to the retiring CEO. Additional details appear in the immediate report published by the company on March 23, 2010.

6.	Update to Chapter D, Section 13: "Human Resources"

On July 27, 2010, the general meeting of shareholders of the company approved the engagement in an insurance policy for position holders for the period between June 1, 2010 and November 30, 2011. For additional details, see the immediate reports of the company dated June 13, 2010  and dated July 27, 2010.

7.	Update to Chapter D, Section 15: "Finance"

On May 23, 2010, the company completed an issue of debentures (Series 5) totaling NIS 181,519 thousands. For additional details, see Note 4e to the financial statements of the company dated June 30, 2010. The said debentures were rated by Maalot - The Israel Securities Rating Company Ltd. For the rating report, see the company's immediate report dated May 10, 2010.

8.	Update to Chapter D, Section 19: "Legal Proceedings"

For details regarding updated legal proceedings, see Note 4f to the financial statements of the company, dated June 30, 2010.

2

-Translation from Hebrew-

August 8, 2010
MANAGEMENT  DISCUSSION

The Board of Directors of Hadera Paper Ltd. (“Hadera Paper” or "The Company", the Company, its consolidated subsidiaries and its associated companies – hereinafter: “The Group”) is hereby honored to present the Management Discussion as at June 30, 2010, reviewing the principal changes in the operations of the company for the months January through June 2010 ("The Reported Period"). The report was formulated in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970, based on the assumption that the reader is also in possession of full Periodic Report of the company as at December 31, 2009 ("Annual Financial Statements"). The results of the company that are presented in the management discussion relates to the share of the shareholders of the company in the results, unless stated otherwise.

A.	UDescription of the Corporation’s Business

1.	UCompany Description

Hadera Paper Group deals in the manufacture and sale of packaging paper, corrugated board packaging, consumer product packaging and unique packaging for industry, recycling of paper and plastic waste and in the marketing of office supplies – through subsidiaries. The Company also holds associated companies that deal in the manufacture and marketing of fine paper, in the manufacture and marketing of household paper products, hygiene products, disposable diapers and complementary kitchen products.

The company’s securities are traded on the Tel Aviv Stock Exchange and on the New York Stock Exchange (NYSE).

2.	UGeneral

Principal Current Operations

1.	UBusiness Environment U

The global financial crisis and the slowdown in real-term economic activity, that began in 2008 and grew more severe in early 2009, and which led to a recession in numerous countries in the West, moderated somewhat throughout 2009, as the financial and real markets gradually returned to stability. A gradual global trend of recovery in real economic activity started in the second half of 2009, as different economies, including that of the United States, stabilized and even resumed growth. The global recovery is attributed to a great degree to a combination of fiscal expansion programs, and continuing expansionary monetary policy that were led by the US administration, and contributed, inter alia, to positive sentiments in capital markets and an improvement in the stability of international financial institutions.

In parallel to the signs of the financial crisis that were expressed in Europe, at the beginning of the reported period, following the improvement in the business environment and the decrease in the level of uncertainty associated with the economic and financial developments worldwide, expectations were created regarding the continued recovery in most financial and real markets, along with continuing growth. However, following the debt crisis in European nations resulting from economic, social and structural problems against the background of the deficit reduction measures in these countries, coupled with the slowdown in the rate of growth of economic activity of the developing nations in eastern Asia, and especially China, as a result of the termination of government stimulus programs and various restrictive measures, there are mounting indications, toward the end of the reported period, regarding a slowdown in the pace of recovery of the global economy. In addition to the above, weaker-than-expected macroeconomic data in the United States also lend support to the indications regarding slower growth. Nevertheless, over the next several months, global economic growth is expected to continue, albeit at a more moderate pace, while relying primarily on the low interest rate and the expected change in the growth trend in eastern Asia.

The considerable volatility in global capital markets during the reported period, following concerns regarding the weakening of the global economy and against the background of the debt crisis in Europe, has been halted for the time being as capital markets begins to calm down, following the support program for the PIGS nations that was formulated by the European nations in collaboration with the International Monetary Fund.

Similar trends to those experienced in the global markets were also recorded the Israeli economy and capital market throughout the reported period. The trend of recovery that characterized most economic sectors in Israel starting with the second quarter of 2009 continued in the reported period as well, as the Israeli capital market recorded a significant increase in the prices of marketable securities, the corporate debt market began to recover and the raising of capital by the business sector resumed as well. It is doubtful however, whether this pace of recovery will continue. In the reported period, despite the continuing increase in economic activity, the economic data indicate a certain slowdown in the pace of growth over the past several months. Toward the end of the reported period, there exist indications of a slowdown in the activity of the industrial sector and export volumes on the one hand, along with continuing positive indicators regarding stability in domestic demand, on the other hand.

The global paper industry saw a continuation of the trend that began in 2009, of rising prices in the reported period, across various product types.  The packaging paper sector in Europe experienced an additional rising prices starting in January 2010, amounting to approximately 22% during the reported period (according to publications by PPI Germany).

The company estimates that the high global pulp prices continued to rise during the reported period, thereby leading to increase in prices of virgin packaging paper and consequently - as a replacement for these paper types - an increase in the demand for recycled packaging paper produced by the packaging paper division was recorded. The continuation of this trend, in addition to the prevailing high level of prices, may support the continued growth and increase in the volumes of operation of the packaging paper sector.

In May 2010, Israel was invited to join the OECD organization (Organization for Economic Co-operation and Development), a Forum of Countries which are committed to democracy and free-market economy, and is used as a platform for consolidation of policy principles and practice in fields of economy, society and environment. Membership in the OECD organization is an indication that Israel stands in the economical and regulation standards, demanded by the organization. Furthermore, Israel's membership in the OECD may affect foreign investors in their decision to invest in Israel, and    might even effect on Israel's credit rate.

The above information pertaining to trends in the paper market and input prices constitutes forward-looking information as defined in the Securities Law, based on the company's estimates at the date of this report. These estimates may not materialize - in whole or in part - or may materialize in a different manner, inter alia on account of factors that lie outside the control of the company, such as changes in global raw material prices and changes in the supply and demand of global paper products.

2.	Impact of the Business Environment on Company Operations

General

The Hadera Paper Group manages a wide and diverse portfolio of companies and businesses focused on consumer goods and basic commodities. As part of the global trend of increasing private consumption in light of the emergence from the crisis, this trend led to an increase in demand at most Group companies for a wide range of products, while continuing to place an emphasis on the implementation of efficiency and cost-cutting measures across all sectors of operation.

Sector Operations

In the packaging paper and recycling sector, the increase in demand along with the prices level worldwide, will positively impact the operations in this sector. The running-in process of Machine 8 - the new packaging paper manufacturing array - was completed at the end of May and has entered into regular operation in June. The quantitative sales of the sector have subsequently increased by approximately 120% starting in June, as compared with the preceding months, as the Packaging Paper and Recycling Sector began recognizing the revenues from the sales in June. The operation of the Machine in full capacity is expected to generate growth of approximately 70% in manufacturing capacity. This increase in output will meet the rising demand for packaging paper in both the domestic market and in export markets. These factors are expected to lead to a continuing improvement in the profitability and results of the sector. It should be noted that in the course of the running-in period, the manufactured products were sold on both local and export markets, at prevailing market prices. Regarding the capitalization of the net costs of the running-in period, see Note 5 to the financial statements dated June 30, 2010.

The proposed government legislation for regulating the treatment of packaging (2010) has passed its first reading in the Knesset last June.

The legislation is intended to regulate the treatment of packaging waste, including paper and cardboard packaging, and assigns direct responsibility on packaging manufacturers and importers, to treat the packaging of their products and to meet predetermined recycling targets, starting in 2011. The legislation is being discussed at the Knesset Economic Committee.

At this stage, it remains unclear whether the legislation will be accepted, what its final format will be and what arrangements will be determined - if any - by virtue of this bill covering the cardboard and paper sector. The company is therefore unable to estimate its impact on the operations of the companies in the Group.

In the fine paper sector, following the trend of rising pulp prices in the second half of 2009 and as a result of the emergence from the global crisis, pulp prices rose sharply during the reported period in relation to the corresponding period last year. This originated, inter alia, from damage caused by the earthquake in Chile to three plants of three different and large pulp producers that have led to delays in the provision of pulp to the global market. Subsequent to these higher prices, the sector underwent a process of raising prices, in order to compensate for this increase. The effects of these higher prices began to be expressed in the second quarter.

The reduced demand that was felt in Europe and worldwide led to surplus supply and the Company estimates that fine paper began being imported to Israel at dumping prices in 2008. In this respect, the Company has worked opposite the Dumping Supervisor in order to halt imports at these prices. On February 26, 2009, the company announced that the subsidiary Mondi Hadera Paper had filed a complaint to the Supervisor, regarding the dumping imports of fine paper from several European nations to Israel. Upon review of the complaint, the Supervisor decided to launch an investigation of this issue. On May 27, 2010, the Dumping Supervisor announced that subsequent to developments in the paper market and in light of information that was submitted to him, he had decided to close the investigation that was launched in February 2009, following the complaint filed by Mondi regarding imports at dumping prices from Europe. Despite the damages incurred by Mondi in the past as a result of imports at dumping prices, the company does not object to the Supervisor's decision, given the changes in the market. Mondi obviously has the right to file a new complaint in the event that it is discovered that imports at dumping prices are continuing.

In the household paper and absorbent market (through the Hogla Kimberly sector - an associated company), the level of profitability has been maintained despite the fierce competition in certain areas of activity. The operations of this sector during the reported period were characterized by special campaigns and customer retention efforts, based on the sector's considerable experience in maintaining market share. The reduced volumes of operation of certain segments were compensated by significant efficiency measures. In addition, the revaluation of the average dollar exchange rate during the reported period as compared with the corresponding period last year, served to reduce the adverse impact as a result of the higher purchasing costs in certain segments. The sector also worked to deflect and diversify the purchasing to a wide range of suppliers, in order to reduce these costs. These measures led to the ability to preserve profitability, despite the challenging business environment in this area.

Raw Materials

In terms of raw materials, the NIS reevaluation vis-à-vis the dollar and the euro by an average ranging between 7.4% and 7.9%, respectively, in relation to the corresponding period last year, led to savings in terms of the inputs and imported products denominated in either dollars or euros in the company's principal sectors of operation, whose prices tend to follow import prices denominated in these currencies. As a result of the said revaluation, the price of natural gas decreased by approximately 8% in relation to the corresponding period last year, thereby also making a contribution to savings. Moreover, the price of electricity also decreased by approximately 15% during the reported period, in relation to the corresponding period last year. These savings were partially offset by the rising prices of water during the reported period, by an average rate of approximately 34%, along with the rising price of fibers by approximately 35%, in relation to the corresponding period last year.

The Crisis in the Financial Markets

As at the date of the report, it is impossible to estimate whether the said crisis in the financial markets has indeed run its course, what are its direct and indirect economic implications globally and in Israel, and how long such implications will last, if at all.

The signs of the said crisis and the recovery there from, coupled with the fiscal crisis in the Eurozone,  have affected and may continue to affect the business results of the Company and its investee companies, including an effect on their liquidity, the value of their assets, their ability to divest assets, the state of their business, their financial indicators and covenants, their credit rating, their ability to distribute dividends, ability to raise financing for their current operations and long-term plans, as well as on their financing terms.

All of the above, in relation to trends in the global market, in the paper market and in the prices of inputs and their impact on the company, the influence of the completion of the running-in period of the new manufacturing array and the approval of the company's complaint regarding imports at dumping prices - all constitute forward-looking information as defined in the securities law, based on the company's estimates at the date of this report. These estimates may not materialize, in whole or in part, or may materialize in a different manner, inter alia on account of factors that lie outside the control of the company, such as the crisis in global banking and credit markets, changes in global raw material prices and changes in the supply and demand of global paper products and the decisions of the Dumping Committee and relevant ministers in this respect.

As at the date of publication of these financial statements, no material changes have occurred to the Company's risk management policy.

The US dollar exchange rate was devaluated by approximately 2.6% during the reported period, as compared with a devaluation of approximately 3.1% during the corresponding period last year.

The company's business portfolio, including its associated companies, is balanced in terms of foreign currency and the level of the company's exposure to sharp fluctuations in currency rates is therefore low.

The inflation rate during the reported period amounted to 0.7%, as compared with an inflation rate of 2.1% in the corresponding period last year.

B.	An Explanation of the Results of Operation

1.	Analysis of Operations and Profitability

Commencing January 1, 2009, the company applies International Financial Reporting Standard (IFRS) No. 8, “Operating Segments”, and has accordingly recognized the packaging products and board segment, which includes the operations of Carmel Container Systems and Frenkel C.D., as a separate segment. The associated companies Hogla Kimberly and Mondi Hadera were also recognized as independent segments (for further details, see Note 19 to the financial statements dated December 31, 2009). Please note that the following analysis of financial results relates to the companies that are consolidated in the results of Hadera Paper and is affected by the adoption of the Standard mentioned above.

1.1.	Sales

Consolidated sales during the reported period amounted to NIS 489.2 million, as compared with approximately NIS 434.0 million last year, representing an increase of 12.7% originating primarily from growth in the packaging paper and recycling sector, coupled with growth in the sales of the office supplies marketing sector, as compared with the corresponding period.

The sales of the packaging paper and recycling sector amounted to NIS 189.5 million during the reported period, and NIS 168.2 million net of inter-company sales, as compared with NIS 162.1 million, and NIS 125.1 million net of inter-company sales in the corresponding period last year.

The increase in the sales turnover in the packaging paper and recycling sector originated from the quantitative growth in the sales of the packaging paper and recycling sector as a result of the operation of Machine 8, as mentioned above, the increase in exports to Europe and the growth in the demand of the domestic market, as well as the higher selling prices as compared with the corresponding period last year.

The sales of the packaging products and cardboard sector during the reported period amounted to NIS 241.8 million, or NIS 238.1 million net of inter-company sales, as compared with NIS 243.2 million, and NIS 240.1 million net of inter-company sales, during the corresponding period last year, a decrease of approximately 0.8%, originating primarily as a result of competition in the sector and the customer retention efforts made in the sector.

The sales of the office supplies marketing sector during the reported period amounted to NIS 83.5 million, and NIS 82.9 million net of inter-company sales, as compared with NIS 69.2 million last year, and NIS 68.8 million net of inter-company sales, an increase of 20.5% that originated from the quantitative growth in sales, primarily due to having secured institutional tenders that have expanded the volume of customers in this sector.

The consolidated sales in the second quarter of the year totaled NIS 249.2 million, as compared with NIS 204.1 million in the corresponding quarter last year, growth of approximately 22.1%, originating primarily as a result of an increase in the sales of the packaging paper and recycling sector in relation to the corresponding quarter last year and as compared with first quarter sales of NIS 240.0 million, an increase of approximately 3.8%.

The sales of the packaging paper and recycling sector, net of inter-company sales, amounted to NIS 94.7 million in the second quarter of the year, as compared with NIS 62.5 million in the corresponding quarter last year, primarily as a result of the quantitative increase in sales as a result of the continuing growth in demand due to the recovery of operations in the sector, coupled with the recognition of revenues from the sales of Machine 8 starting in June, that materially affected the growth in sales in the second quarter.

The sales of the packaging products and cardboard sector, net of inter-company sales, amounted to NIS 112.8 million in the second quarter of the year, as compared with NIS 109.3 million in the corresponding quarter last year.

Sales in the marketing of office supplies sector amounted to NIS 41.8 million in the second quarter of the year, as compared with NIS 32.3 million in the corresponding quarter last year. This increase was primarily attributed to the expansion of the company’s customer portfolio in this market, having successfully secured institutional tenders.

1.2.	Cost of Sales

The cost of sales amounted to approximately NIS 406.3 million, 83.1% of sales, during the reported period, as compared with NIS 373.2 million, 86.0% of sales, last year. The improvement in the relative ratio of the cost of sales is attributed to improved manufacturing efficiency and the utilization of the cardboard and newsprint waste inventories in light of the increased demand for packaging paper.

The gross profit totaled NIS 82.8 million during the reported period, approximately 16.9% of sales, as compared with NIS 60.8 million, 14.0% of sales, in the corresponding period last year, growth of approximately 36.2% in relation to the corresponding period last year.

The increase in gross profit in relation to the corresponding period last year is primarily attributed to the quantitative growth in sales following the initial recognition of revenues from the sales of Machine 8 in June, coupled with the recovery of the markets as mentioned above, the lowering of electricity prices by approximately 15% and the revaluation of the US dollar exchange rate, that served to lower natural gas prices by approximately 8% in relation to the corresponding period last year. These influences were offset by an increase of approximately 34% in the price of water and an increase of purchasing of raw materials, primarily pulp in approximately 35%.

Labor Wages

The labor wages within the cost of sales amounted to NIS 96.1 million during the reported period, 19.6% of sales, as compared with NIS 104.1 million last year, approximately 24.0% of sales. The decrease in labor expenses in relation to the corresponding period last year originates primarily as a result of the discounting of labor costs amounting to NIS 8.5 million associated with the running-in process of Machine 8. (See Note 5 to the financial statements dated June 30, 2010).

The labor wages within the Selling, General and Administrative expenses amounted to NIS 46.7 million during the reported period, 9.4% of sales, as compared with NIS 44.3 million last year, approximately 10.2% of sales.

The growth in the cost of labor wages in relation to the corresponding period last year originated primarily from the recording of labor wages on account of a special bonus to the retiring CEO, in line with the decision of the Board of Directors dated March 23, 2010.

1.3.	Selling, General and Administrative and other Expenses

The growth in Selling, General and Administrative and other Expenses originated primarily from the bonus granted to the retiring CEO, as mentioned above, that was offset by the recording of revenues from the sale of an asset in the amount of NIS 1.4 million. The general and administrative expenses also included an amortization of excess cost in the sum of NIS 1.5 million, on account of excess cost recorded during the acquisition of Carmel and Frenkel CD in 2008. Net of the non-recurring labor expenses and net of non-recurring revenues, the Selling General and Administrative and other expenses increased by approximately NIS 3.4 million, in relation to the corresponding period last year.  The growth in expenses is attributed mainly to recording an expense on the basis of  Mondi's PUT option reevaluation in the sum of NIS 2.7 million in the reported period as compared to an income in the sum of NIS 1.4 million in the corresponding period last year.

The selling, general and administrative expenses (including wages) and other expenses amounted to NIS 70.3 million in the reported period, 14.4% of sales, as compared with NIS 46.9 million – or 10.8% of sales – in the corresponding period last year. When neutralizing non-recurring revenues last year, as a result of the distribution of a unilateral dividend on account of a preferred share that was allocated by an associated company in the sum of NIS 16.4 million, the selling general, administrative and other expenses amounted to NIS 63.3 million, - approximately 14.6% of sales, in the corresponding period last year.

1.4.	Operating Profit

The operating profit totaled NIS 12.6 million during the reported period, 2.6% of sales, as compared with NIS 13.9 million, 3.2% of sales, last year. Net of non-recurring revenues in the amount of NIS 16.4 million last year, on account of unilateral dividend, the operating loss in the corresponding period last year amounted to approximately NIS 2.5 million. The increase in operating profit during the reported period is primarily attributed to the increase in gross profit as a result of the increase in sales, as mentioned above.

The operating profit of the packaging paper and recycling segment amounted to approximately NIS 10.7 million in the reported period, as compared with an operating loss of NIS 7.9 million in the corresponding period last year. The transition to an operating profit during the reported period originated primarily as a result of the quantitative growth in sales, as mentioned above.

The operating profit of the entire paper and recycling sector (including headquarters) amounted to NIS 8.0 million, as compared with operating profit of NIS 8.4 million in the corresponding period last year that included non-recurring profits, as mentioned above. It should be noted that the expenses allocated during the period to the packaging sector included non-recurring labor expenses of NIS 5.0 million, as detailed in Section 1.2, above.

The operating profit of the packaging products and board sector amounted to NIS 2.9 million in the reported period, as compared with an operating profit of NIS 4.6 million in the corresponding period last year. The decrease in the operating profit for the sector originates primarily as a result of the decrease in selling prices, despite the quantitative increase in sales in relation to the corresponding period last year.
The operating profit of the office supplies sector amounted to NIS 2.1 million during the reported period, as compared with NIS 1.2 million in the corresponding period last year.

The Company's operating profit amounted to NIS 5.1 million in the second quarter of the year, as compared with an operating loss of NIS 4.6 million in the corresponding quarter last year.

The operating profit of the paper and recycling sector in the second quarter of the year amounted to NIS 5.3 million, as compared with an operating loss of NIS 5.5 million in the corresponding quarter last year, as a result of the growing sales in the sector, as mentioned above.

The operating loss of the packaging products and cardboard sector amounted to NIS 0.6 million in the second quarter of the year, as compared with operating profit of NIS 0.7 million in the corresponding quarter last year.

The operating profit of the office supplies sector amounted to NIS 0.6 million, as compared with NIS 0.2 million in the corresponding quarter last year.

1.5.	Financial Expenses

The financial expenses during the reported period amounted to NIS 10.8 million, as compared with NIS 10.0 million in the corresponding period last year.

The interest on account of short-term credit decreased by approximately NIS 0.7 million, primarily on account of the decrease in the average credit balance over time. Interest expenses on account of long-term liabilities - debentures - increased by approximately NIS 3.0 million in relation to the corresponding period last year, primarily as a result of the cost of financing Series 3 and 4, whose discounting of financing costs for Machine 8 ended at the end of May, coupled with the issuing of bond series 5 (new series) in May.

1.6.	Taxes on Income

Tax revenues of NIS 0.4 million were recorded during the reported period, as compared with tax expenses totaling approximately NIS 4.4 million in the corresponding period last year. Net of the tax expenses as a result of recording a provision for taxes on account of events that were included in the corresponding period last year that tax revenues have decreased in relation to the corresponding period last year, as a result of a decrease in the loss for tax purposes from current operations.

1.7.	Company’s Share in Earnings of Associated Companies

The companies whose earnings are reported under this item (according to Hadera Paper’s holdings therein), include primarily: Mondi Hadera Paper, Hogla-Kimberly.

The company’s share in the earnings of associated companies totaled NIS 40.1 million during the reported period, as compared with NIS 34.9 million in the corresponding period last year.

The following principal changes were recorded in the Company’s share in the earnings of associated companies, in relation to the corresponding period last year:

-
The Company's share in the net profit of Mondi Hadera Paper (49.9%) rose by approximately NIS 3.4 million. The increase in the profit originated primarily from the increase in the operating profit of Mondi, that grew from NIS 15.9 million last year, to NIS 23.2 million this year. Despite the sharp rise in the prices of raw materials in relation to the corresponding period last year, thanks to efficiency measures in paper manufacturing during the reported period, coupled with the improved gross margin of some of the product range, the operating profit for the period has increase. The increase in net profit was moderated somewhat as a result of the increase in tax expenses in the amount of approximately NIS 2.0 million during the reported period, in relation to last year, primarily as a result of the increase in pre-tax earnings.

-
The Company’s share in the net earnings of Hogla-Kimberly Israel (49.9%) decreased by approximately NIS 1.3 million. Hogla's operating profit decreased from NIS 102.3 million to NIS 100.2 million this year. The slight decrease in the operating profit originated primarily from the erosion in the selling prices in certain sectors of operation, that was offset as a result of the decrease in the prices of some of the company's inputs, coupled with significant efficiency measures that were implemented across the company, considerable savings in purchasing and the continuing reinforcement of the company's brands, that rendered it possible to preserve profitability levels during the reported period.

-
The Company's share in the losses of KCTR Turkey (49.9%) was reduced by NIS 4.0 million. This reduction in loss is primarily attributed the slight increase in the volume of operations, coupled with the sale of the PEDO brand to a local chain, that generated non-recurring revenues of NIS 3.1 million during the reported period, that brought about the continuing reduction in the operating loss from NIS 14.1 million during the corresponding period last year, to NIS 6.9 million during the reported period.

1.8.	The Net Income and the Earnings Per Share Attributed to the Company's Shareholders

The net profit attributed to the Company's shareholders amounted to NIS 42.3 million in the reported period, as compared with net profit of NIS 34.7 million in the corresponding period last year, an increase of 21.9%.

The net profit attributed to the Company's shareholders during the reported period was affected by the improvement in the operating margin of most Group companies in Israel and in Turkey as a result of the increase in operations that brought about an improvement in the operating profit, as mentioned above.

The net profit for the second quarter this year amounted to NIS 18.0 million, as compared with a net profit of NIS 15.6 million in the corresponding quarter last year, an increase of approximately 15.4%.

Basic earnings per share amounted to NIS 8.35 per share ($2.15 per share) in the reported period, as compared with basic earnings per share of NIS 6.86 per share ($1.75 per share) in the corresponding period last year.
Diluted earnings per share amounted to NIS 8.27 per share ($2.13 per share) in the reported period, as compared with NIS 6.86 per share ($1.75 per share) in the corresponding period last year.

The basic earnings per share amounted to NIS 3.55 per share in the second quarter ($0.92 per share), as compared with earnings of NIS 3.09 per share ($0.79 per share) in the corresponding quarter last year.
Diluted earnings per share amounted to NIS 3.52 per share ($0.91 per share) in the second quarter of the year, as compared with earnings of NIS 3.09 per share ($0.79 per share) in the corresponding quarter last year.

2.	Analysis of the Company’s Financial Situation

•
The cash and cash equivalents item rose from NIS 16.5 million on June 30, 2009, to NIS 245.9 million on June 30, 2010. The increase in cash and cash equivalents originates primarily from the issuing of bond series (series 5) in the second quarter, that was invested in NIS deposits and is serving to finance the company's current operations.

•
Designated Deposits decreased from NIS 96.9 million as at June 30, 2009, to NIS 10.6 million as at June 30, 2010. The decrease in deposits originates as a result of the use of the deposit funds for the construction of Machine 8, between the reported periods. The remaining deposits are intended to serve for making the remaining payments for equipment and fixed assets associated with the Machine 8 project.

•
Trade receivables relating to the packaging paper and recycling segment increased from NIS 71.7 million as at June 30, 2009, to NIS 108.1 million as at June 30, 2010. This increase is attributed to a quantitative growth in operations in both the domestic market and in export markets. In the packaging products and cardboard sector, an increase was recorded in trade receivables, from NIS 177.7 million on June 30, 2009, to NIS 179.2 million on June 30, 2010, despite the slight decrease in sales in this sector, as a result of an increase in the days of credit in some of the segments of operation in the sector. Trade receivables for the office supplies marketing sector rose from NIS 44.6 million as at June 30, 2009, to NIS 55.5 million, as at June 30, 2010, as a result of growth in the volume of operations.

•
Other receivables relating to the packaging paper and recycling segment decreased from NIS 91.3 million as at June 30, 2009, to NIS 87.9 million as at June 30, 2010. This decrease originates primarily from the decrease in credit/debit balances at associated companies. Other receivables relating to the packaging products and board sector increased from NIS 2.8 million as at June 30, 2009, to approximately NIS 3.4 million as at June 30, 2010. In the office supplies marketing segment, the Other Accounts Receivable item increased from NIS 2.7 million on June 30, 2009, to NIS 4.4 million on June 30, 2010, primarily as a result of the increase in supplier advances.

•
Inventories of the packaging paper and recycling segment increased from NIS 78.3 million as at June 30, 2009 to NIS 84.2 million as at June 30, 2010. This increase is primarily attributed to the increase in the finished goods inventories and the continuing development of export markets in preparation for the availability of paper for international shipment, as well as a result of the increase of the spare parts and maintenance products inventories following the full operation of the new packaging paper machine, subsequent to the end of its running-in period. Inventories of the packaging products and board sector increased from NIS 67.7 million as at June 30, 2009, to NIS 81.9 million as at June 30, 2010. The increase originated primarily as a result of preparations for making orders in the second half of the year, as part of the inventory management and dating process. A slight increase was recorded in the inventories item of the office supplies marketing sector, from NIS 23.0 million on June 30, 2009, to NIS 25.1 million on June 30, 2010, primarily as a result of the wider deployment of inventory entrances imported from the Far East.

•
Investments in associated companies increased from NIS 318.5 million on June 30, 2009 to NIS 349.2 million on June 30, 2010. The principal components of the said increase consist primarily of the company's share in the earnings of associated companies in the amount of NIS 92.3 million between the reported periods, offset by the company's share in distributed dividend in the sum of NIS 39.4 million from an associated company and the company's share in the declared dividend of NIS 20.0 million by an associated company, which led to a change in the total investment between the reported periods.

•
Short-term credit decreased from NIS 114.8 million on June 30, 2009 to NIS 74.1 million on June 30, 2010. The decrease in this item originates primarily as a result of the repayment of credit following the issuing of bond series (series 5), while raising NIS 181.5 million from institutional entities and from the public during the second quarter.

•
In the other accounts payable item in the packaging paper and recycling sector, an increase was recorded from NIS 88.1 million on June 30, 2009, to NIS 88.9 million on June 30, 2010. This increase is primarily attributed to an increase in the interest to be paid as a result of additional long-term loans and the Series 5 bonds that were assumed by the sector between the reported periods for the purpose of financing Machine 8, offset by the decrease in wage provisions. Other accounts payable of the packaging products and board sector decreased from NIS 15.8 million as at June 30, 2009, to NIS 13.9 million as at June 30, 2010. In the office supplies marketing segment, the Other Accounts Payable item decreased from NIS 4.9 million on June 30, 2009, to NIS 4.6 million on June 30, 2010.

•
The company’s shareholders' equity increased from NIS 801.5 million as at June 30, 2009 to NIS 901.7 million as at June 30, 2010. This change originated primarily from the net profit attributed to the company's shareholders between the periods, in the sum of NIS 98.8 million.

3.	Investments in Fixed Assets

Investments in fixed assets amounted to approximately NIS 115.2 million in the reported period, as compared with NIS 219.9 million in the corresponding period last year. The investments in the reported period consisted primarily of payments on account of purchasing from equipment vendors for the new packaging paper manufacturing network (Machine 8), in the sum of NIS 92.6 million (including a decrease of NIS 10.6 million in supplier credit). The outstanding investment in Machine 8, true to June 30, 2010, amounts to NIS 698.8 million. Additional investments included were related to environmental protection (wastewater treatment) and current investments in equipment renewal, means of transportation and building maintenance at the Hadera site.

Regarding the examination of the need for impairment of fixed assets during the reported period, see Note 5b to the financial statements dated June 30, 2010, along with Note 4c(5) to the financial statements dated December 31, 2009.

4.	Financial Liabilities

The long-term liabilities (including current maturities) amounted to NIS 1,079.3 million as at June 30, 2010, as compared with NIS 733.0 million as at June 30, 2009. The long-term liabilities have increased in relation to last year primarily as a result of the issuing of a NIS-denominated bond series (Series 5) in the amount of NIS 181.5 million in the second quarter (see Note 4e to the financial statements dated June 30, 2010), coupled with the assumption of long-term loans intended to finance the payments for Machine 8. This increase was offset as a result of the repayment of the older debenture series, coupled with the cash flows from operating activities.

The long-term liabilities include primarily three series of debentures and the following long-term bank loans:
Series 2 – NIS 132.2 million, for repayment until 2013.
Series 3 – NIS 198.6 million, for repayment until 2018.
Series 4 – NIS 235.6 million, for repayment until 2015.
Series 5 – NIS 181.5 million, for repayment until 2017.
Long-term loans – NIS 332.4 million.

•	The balance of short-term credit, as at June 30, 2010, amounted to NIS 74.1 million, as compared with NIS 114.8 million as at June 30, 2009.
•	The net debt, as at June 30, 2010, net of the deposits and cash balance, amounted to NIS 897.0 million, as compared with net debt of NIS 734.4 million as at June 30, 2009.

In February 2010 the Committee for determining the parameters for institutional entities that allocate credit by acquiring non-governmental debentures (The Hodak Committee – hereinafter "The Committee"), which was appointed by the Commissioner of capital markets, insurance and savings in the Ministry of Finance ("the commissioner"), published a final report of its conclusions and recommendation. In July 2010 the commissioner published a communication  that implements the Committee's recommendations including, inter alia, instructions regarding internal processes in an institutional entity before investing in debentures, regarding information necessary for an institutional entity to  examine an investment in debentures and to make a current follow-up on them, regarding mechanisms for cooperation between the institutional entities in certain subjects regarding investment in debentures, regarding instruction needed to be included in the debentures documentations as a condition for institutional entities investment in them and regarding obligating institutional entities to determine investment policy in debentures (including regarding the rights of  immediate repayment included in the debentures), regarding the debentures and the different issuers characteristics.

The Commissioner's communication and the way its instructions will be implemented may have implications regarding capital raising via debentures by institutional entities, including the conditions and price for the said capital raising.

5.	Financial liabilities at fair value through the statement of income

Put Option to a Shareholder at an Associated Company

For information pertaining to the Put option, see Note 5.b(3) to the annual financial statements dated December 31, 2009.

The liability on account of the Put option to the shareholder at the associated company as at June 30, 2010, June 30, 2009, and as at December 31, 2009, amounts to approximately NIS 14.0 million, approximately NIS 12.6 million and approximately NIS 12.0 million, respectively.

On account of the Put option, other expenses of NIS 2.0 million were recorded during the reported period, as compared with other incomes of NIS 1.3 million in the corresponding period last year.

The principal factors responsible for the change in fair value during the reported period include the change in the value of the base asset in dollar terms and in the risk-free interest rate that serves for calculating the value of the option.

C.	Liquidity

Cash Flows

The cash flows from operating activities totaled NIS 63.3 million during the reported period, as compared with NIS 89.3 million in the corresponding period last year. The decrease in the cash flows from operating activities during the reported period, as compared with the corresponding period last year, despite the higher profitability, is primarily attributed to the increase in working capital during the reported period in relation to last year, that amounted to approximately NIS 17.7 million, as compared with a decrease of approximately NIS 17.5 million in the corresponding period last year. The increase in working capital during the reported period is primarily attributed to the increase in inventories and the growth in accounts receivable.

The company possesses positive cash flows from operating activities, according to its interim consolidated financial statements dated June 30, 2010. However, the company's ongoing cash flows from operating activities in its separate financial statements, according to Regulation 38D of the Reporting Regulations ("Separate Financial Statements"), are negative. In light of the above, the company's Board of Directors conducted a discussion during its meeting on August 8, 2010, of Regulation 10(b)(14) to the Securities Regulations (Periodical and Immediate Reports) - 1970 ("Reporting Regulations") and determined that the ongoing negative cash flows from operating activities in the separate financial statements as at June 30, 2010, does not indicate a liquidity problem on the part of the company.  This determination is based on an examination of the expected cash flows of the company and on the company's ability to raise additional credit, on the basis of an economic calculation performed by the company, and after having been presented to the Board of Directors and having the report of cash flows that is included in the company's separate financial statements discussed by the Board.

The data that served the Board of Directors as a basis for its estimation included the expected cash flows of the company for the next two years, based on the balance of cash and deposits as at the date of the report, totaling NIS 226.7 million held by the company, the expected repayment of bonds issued by the company - including interest - in the sum of approximately NIS 138 million in the coming year (approximately NIS 132 million in the following year), repayment of loans plus interest totaling approximately NIS 94 million in the coming year (approximately NIS 57 million in the following year), as well as the company's estimations regarding the cash flows from revenues from operating activities, cash flows from dividends and the repayment of loans from investee companies, as well as the realization of real estate assets totaling approximately NIS 236 million in the coming year (approximately NIS 152 million in the following year). In addition to the above, the company is able to raise additional credit in the total sum of approximately NIS 285 million, also by way of recycling existing bank credit, for its continued operating activities and for making investments.

The information appearing above, including the expected cash flows, is based on the estimates, forecasts and plans of the company, according to the best of its knowledge and understanding regarding its operations and according to the data at its disposal as at the date of this report and which constitutes forward-looking information as defined in the Securities Law - 1968, whose materialization is not certain and whose realization is not exclusively under the control of the company. Consequently, there is no certainty that the data and/or estimates and/or forecasts and/or plans will materialize, in whole or in part, and they may materialize in a manner that is materially different than anticipated, inter alia, on account of the dependence upon external and macro-economic factors that are not subject to the control of the company, including changes in the business and defense environment, coupled with the materialization of any of the risk factors affecting the company.

D.	Details of the Various Operations

1.	Hogla-Kimberly (Household Products)

The sales turnover of Hogla-Kimberly Israel amounted to approximately NIS 612.1 million in the reported period, as compared with approximately NIS 626.0 million in the corresponding period last year, a decrease of 2.2%.

The decrease in sales in relation to the corresponding period last year is primarily attributed to the erosion of prices as a result of escalating competition in the market.

The operating profit of Hogla-Kimberly Israel amounted to approximately NIS 100.2 million in the reported period, as compared with approximately NIS 102.3 million in the corresponding period last year.

The decrease in the operating profit in relation to the preceding year is attributed to the erosion of prices as a result of the escalating competition in the market, coupled with the rise in the prices of the principal raw materials, that was partially offset by efficiency measures that were implemented by the company, as well as of the decrease in the average US dollar exchange rate vis-à-vis the NIS, by a rate of approximately 7.4%, in relation to the corresponding period last year.

The operating profit in the second quarter of the year amounted to NIS 49.8 million, as compared with NIS 54.4 million in the corresponding quarter last year and as compared with NIS 50.4 million in the first quarter of the year, as a result of the erosion of prices in the sector, as mentioned above.

The sales turnover of KCTR, Hogla-Kimberly’s subsidiary operating in Turkey, amounted to approximately NIS 248.9 million (approximately $67.2 million) in the reported period, as compared with approximately NIS 262.8 million (approximately $63.5 million) in the corresponding period last year.

KCTR’s strategic cooperation agreement with Unilever, under which Unilever carries out the selling, distribution and collection activities nationwide, with the exception of retail chains to which KCTR continues to sell independently, continues to expand the customer base in the reported period and to bring about the enhancement of the Huggies and Kotex brands.

KCTR recorded an operating loss of approximately NIS 6.9 million (approximately $1.8 million) in the reported period, as compared with NIS 14.1 million (approximately $3.5 million) in the corresponding period last year.

in addition, it should be noted that toward the end of 2009, the Turkish tax authorities addressed KCTR as part of the examination of its financial statements for the years 2004-2008, conducted at KCTR on account of the taxation of the influx of capital from Hogla Kimberly Ltd. to KCTR. KCTR estimates, on the basis of the opinion of its legal and tax consultants, that the probability that it will be eligible for an additional tax payment is low. Consequently, it has created a provision in its June 30, 2010 financial statements in the amount of €0.3 million, to cover the anticipated legal fees in accordance with the progress in the handling of the lawsuit. (See also Note 13.L to the financial statements dated December 31, 2009).

The required funds for financing the strategic program in Turkey and for financing the current operations and investments, originate primarily from internal resources of Hogla Kimberly. (No investment was made in KCTR in 2010). In early 2008, KCTR repaid the balance of outstanding loans that it still had with the banks, amounting to $25 million. Consequently, KCTR incurred no financial expenses this year, leading to an additional reduction of the net loss.

2.	Mondi Hadera Paper (Mondi Hadera – Fine Paper)

The sales of fine paper amounted to 88.3 thousand tons in the reported period, as compared with 92.3 thousand tons in the corresponding period last year, representing a decrease of 4.3%. Sales amounted to 42.9 thousand tons in the second quarter, as compared with 43.7 thousand tons in the second quarter last year and as compared with 45.4 thousand tons in the first quarter of 2010.

The sales turnover of fine paper amounted to NIS 357.5 million in the reported period, as compared with NIS 343.6 million in the corresponding period last year, representing an increase of 4%. The sales turnover of fine paper in the second quarter of 2010 amounted to NIS 184.8 million, as compared with NIS 161.6 million in the corresponding period last year, representing an increase of 14.3%, and as compared with NIS 172.7 million in the first quarter of 2010, representing an increase of 7%.

The decrease in the sold quantity originates primarily from the decrease in sales to export markets, that was offset by growth in sales to the domestic market. Pulp prices soared during the reported period in relation to the corresponding period last year, inter alia as a result of the damage of the earthquake in Chile, which harmed three production plants of large pulp suppliers, thereby leading to delays in the provision of pulp to the global market. Subsequent to these higher prices, the entire sector underwent a process of raising prices, in order to compensate for this increase. The said increase in selling prices during the second quarter of the year served to reduce the impact of the decrease in the quantities sold.

The operating profit of Mondi Hadera amounted to NIS 23.2 million in the reported period, as compared with an operating profit of NIS 15.9 million in the corresponding period last year. In the second quarter of 2010, the company’s operating profit amounted to NIS 14.6 million, as compared with an operating profit of NIS 10.5 million in the corresponding quarter last year and as compared with operating profit of NIS 8.6 million in the first quarter of 2010.

The steep rise in pulp prices continued in the second quarter of 2010, as prices rose by approximately 62% (in US dollar terms - the purchasing currency), in relation to the corresponding quarter last year and by approximately 14.5% in relation to the first quarter of the year.

The increase in the operating profit in relation to the corresponding period last year, despite the aforementioned sharp rise in pulp prices, is attributed to the high manufacturing efficiency in the production of paper and the low energy consumption during the reported period, the rise in selling prices and the change in the mix of export markets during the reported period, coupled with the improved gross margin of the sale of purchased paper.

3.	Carmel Container Systems - Packaging and Board Products

The aggregate sales turnover of Carmel, including the sales of Frenkel CD, amounted to NIS 242.8 million during the first half of 2010, as compared with NIS 243.7 million in the corresponding period last year, representing a decrease of -0.4%.

During the reported period, the consolidated sales turnover of Carmel Container Systems Ltd. amounted to NIS 189.0 million, as compared with NIS 196.1 million in the corresponding period last year, representing a decrease of 3.6%.

The decrease in the sales turnover, despite the quantitative increase in sales in relation to the corresponding period last year, originates primarily from the 7% decrease in the selling prices during the reported period, in relation to the corresponding period last year, following the fierce competition in the sector, coupled with the decrease in the prices of brown paper last year, which constitutes a principal input in production. This trend began to reverse itself in the second quarter of the year, as selling prices began to climb. This was offset by an increase in raw material prices.

The consolidated operating profit of Carmel amounted to NIS 1.6 million in the reported period, as compared with an operating profit of NIS 4.8 million in the corresponding period last year. The decrease in the operating profit is primarily attributed to the eroded margin of the sector as a result of the decrease in selling prices on the one hand, coupled with the higher prices of raw materials on the other hand, along with the eroded profitability of Triwall, a subsidiary company.

The aggregate operating profit of Carmel (including Frenkel CD) amounted to NIS 2.9 million in the reported period, as compared with an operating profit of NIS 4.6 million in the corresponding period last year.

4.	Packaging Paper and Recycling

The sales turnover of the Packaging Paper and Recycling Division amounted to NIS 189.5 million in the reported period, as compared with NIS 162.2 million in the corresponding period last year, representing an increase of approximately 16.8%.

The quantitative sales of packaging paper amounted to 119.9 thousand tons during the reported period, as compared with 66.3 thousand tons in the corresponding period last year. Out of the sales during the reported period, approximately 50,000 tons were discounted as part of the running-in of Machine 8. The running-in process was completed on May 31, 2010.

The increase in the sales turnover originated partially from the quantitative increase in sales, of both packaging paper and at Amnir, coupled with the rise in the selling prices during the reported period. It should nevertheless be noted that the quantitative increase in sales was recorded primarily to export markets, where higher prices were recorded, that were partially offset by the revaluation of the NIS against the average exchange rate of the euro between the reported periods. The increase in prices is expected to positively affect the results of the division during 2010.

The operating profit totaled NIS 10.7 million during the reported period, as compared with an operating loss of NIS 7.9 million in the corresponding period last year. The cost of operating Machine 8, up to May 31, 2010, were discounted as part of the running-in expenses during the reported period.

The improvement in the operating profit during the reported period, as compared with the corresponding period last year, originated primarily from the quantitative increase in sales as a result of the completion of the running-in of the machine and the recognition of sales made during June, in addition to the increase in sales to export markets and the raising of selling prices. As Machine 8 enters into regular operation, starting in June of this year, the increase in the sold quantities is expected to be fully expressed in the second half of 2010.

5.	Graffiti - Office Supplies Marketing

Graffiti's sales turnover during the reported period amounted to NIS 83.6 million as compared with NIS 69.2 million in the corresponding period last year, representing an increase of 20.8%.

During the reported period, Graffiti recorded an operating profit of NIS 2.4 million, as compared with an operating profit of NIS 1.7 million in the corresponding period last year, representing an increase of 41.1%. The increase in the operating profit during the reported period originated primarily from the increase in sales attributed to having secured tenders from institutional bodies, coupled with an expansion of the range of company products along with the decrease in General and Administrative Expenses, and efficiency measures and savings in purchasing.

Graffiti continues to implement its plan for growth in the marketing of office supplies to businesses market and is taking several courses of action in order to establish its position as a leader in this market:

Graffiti is constantly working to improve the procurement network, with an emphasis on imports from the Far-East that serves to significantly reduce purchasing costs, aiming to improve the gross and operating profitability.

In 2010, Graffiti, together with other companies in the group, is scheduled to relocate to a modern and efficient distribution center in Modiin, that would allow to cut operating costs, while enabling continued growth in sales and profit.

Graffiti has successfully assimilated and implemented the Hadera Paper information systems during the reported period. This will allow the company to record accelerated growth and earnings while improving customer service, as modern systems and infrastructure are implemented at the new distribution center.

E.	Exposure and Management of Market Risks

1.	General

The Company conducts periodical discussions regarding market risks and exposure to exchange rate and interest rate fluctuations, with the participation of the relevant elements, so as to reach decisions in this matter. The individual responsible for the implementation of market risk management policy at the Company is Shaul Glicksberg, the Group's VP of Finance and Business Development.

2.	Market Risks to which the Company is Exposed

Description of Market Risks

The market risks reflect the risk of changes in the value of financial instruments affected by changes in the interest rate, in the Consumer Price Index and in foreign currency exchange rates.

Exchange Rate Risks

Approximately half of the Company’s sales are denominated in US dollars, whereas a significant share of its expenses and liabilities are in NIS. The Company is therefore exposed to fluctuations in the exchange rate of the NIS vis-à-vis the US dollar. This exposure includes economic exposure (on account of surplus proceeds on payments in foreign currency or linked thereto) and accounting exposure (on account of a surplus of dollar-linked assets over foreign-currency-denominated liabilities).

The Company periodically reexamines the need for hedging on account of these exposures. True to June 30, 2010, the Company entered into hedging transactions in the sum of €6.5 million, in order to hedge the cash flows for the acquisition of fixed assets from equipment vendors for Machine 8.

It should be noted that on the aggregate level that includes associated companies, the currency exposure is limited.

Consumer Price Index Risks

The Company is exposed to changes in the Consumer Price Index, pertaining to the debentures issued by the Company and to net long-term loans, in the total sum of NIS 315.6 million.

In early 2010, the Company entered into hedging transactions for a period of one year, to protect itself against a rise in the CPI, in the amount of NIS 30 million, pursuant to previous transactions that were made in early 2009 and terminated at the end of 2009.

The company continues to regularly monitor quoted prices for hedging its exposure and in the event that these will be reasonable, the company will enter into the relevant hedging transactions.

The company also enjoys partial natural hedging due to the current debt of an associated company that is linked to the consumer price index.

Credit Risks

Most of the Group’s sales are made in Israel to a large number of customers and the exposure to customer-related credit risks is consequently generally limited. The Group regularly analyzes – through credit committees that operate within the various companies – the quality of the customers, their credit limits and the relevant collateral required, as the case may be. The Group also makes use of credit insurance services at some of the Group companies, as needed.

The financial statements include provisions for doubtful debts, based on the existing risks on the date of the statements.

Sensitivity Analysis Tables for Sensitive Instruments, According to Changes in Market Elements as at June 30, 2010:

Sensitivity to Interest Rates
Sensitive Instruments	Profit (loss) from changes		Fair value as at Jun-30-10	Profit (loss) from changes
	Interest rise 10%	Interest rise 5%		Interest decrease 5%	Interest decrease 10%
In NIS thousands
Debentures - Series 2	1,010	507	(139,952)	(510)	(1,024)
Debentures - Series 3	2,836	1,427	(212,140)	(1,444)	(2,907)
Debentures - Series 4	2,286	1,148	(262,948)	(1,158)	(2,326)
Debentures - Series 5	3,569	1,796	(199,050)	(1,818)	(3,659)
Loan A - fixed interest	108	54	(19,687)	(55)	(109)
Loan B - fixed interest	1,329	668	(105,747)	(675)	(1,358)
Loan C - fixed interest	156	78	(22,003)	(79)	(158)
Long-term loans and capital notes – granted	(199)	(100)	52,001	100	201

The fair value of the loans is based on a calculation of the present value of the cash flows, according to the generally-accepted interest rate on loans with similar characteristics (4% in 2010).

Regarding the terms of the debentures and other liabilities – See Note 9 to the annual financial statements dated December 31, 2009.

Regarding long-term loans and capital notes granted - See Note 5 to the annual financial statements dated December 31, 2009.

U
Sensitivity of euro-linked instruments to changes in the euro exchange rate
Sensitive Instruments	Profit (loss) from changes		Fair value as at Jun-30-10	Profit (loss) from changes
	Rise in € 10%	Rise in € 5%		Decrease in € 5%	Decrease in € 10%
In NIS thousands
Cash and cash equivalents	1,559	779	15,589	(779)	(1,559)
Designated deposits	1,058	529	10,576	(529)	(1,058)
Other Accounts Receivable	824	412	7,992	(412)	(824)
Other Accounts Payable	(5,127)	(2,563)	(51,266)	2,563	5,127
Forward	3,330	1,784	251	(1,308)	(2,855)

Sensitivity to the US Dollar Exchange Rate
Sensitive Instruments	Profit (loss) from changes		Fair value as at Jun-30-10	Profit (loss) from changes
	Revaluation of $ 10%	Revaluation of $ 5%		Devaluation of $ 5%	Devaluation of $ 10%
In NIS thousands
Cash and cash equivalents	2,079	1,040	20,791	(1,040)	(2,079)
Other Accounts Receivable	2,158	1,079	21,576	(1,079)	(2,158)
Other Accounts Payable	(3,637)	(1,819)	(36,372)	1,819	3,637
Liabilities at fair value through the statement of income	(1,403)	(701)	(14,028)	701	1,403

Other accounts receivable reflect primarily short-term customer debts

Sensitivity Analysis Tables for Sensitive Instruments, According to Changes in Market Elements as at June 30, 2010:

Sensitivity to the Consumer Price Index
Sensitive Instruments	Profit (loss) from changes		Fair value as at Jun-30-10	Profit (loss) from changes
	Rise in CPI 2%	Rise in CPI 1%		Decrease in CPI 1%	Decrease in CPI 2%
In NIS thousands
NIS-CPI forward transactions	600	300	(492)	(300)	(600)
Bonds 2	(4,243)	(2,121)	(212,140)	2,121	4,243
Bonds 3	(2,799)	(1,400)	(139,952)	1,400	2,799
Other receivables	42	21	2,119	(21)	(42)

See Note 17c to the financial statements dated December 31, 2009.
Sensitivity to the exchange rate of the yen
Sensitive Instruments	Profit (loss) from changes		Fair value as at Jun-30-10	Profit (loss) from changes
	Rise in the yen 10%	Rise in the yen 5%		Decrease in the yen 5%	Decrease in the yen 10%
In NIS thousands
Accounts Payable	(409)	(205)	(4,094)	205	409

Linkage Base Report

    Below are the balance sheet items, according to linkage bases, as at Jun-30-10:

In NIS millions	Unlinked	CPI-linked	In foreign currency, or linked thereto (primarily US$)	€-linked	Non-Monetary Items	Total
Assets
Cash and cash equivalents	209.5		20.8	15.6		245.9
Short-term deposits and investments				10.6		10.6
Other Accounts Receivable	403.0	2.1	22.2	8.2	3.0	438.5
Inventories					191.2	191.2
Investments in Associated Companies	18.8	36.7			293.7	349.2
Deferred taxes on income					31.6	31.6
Fixed assets, net					1,205.0	1,205.0
Investment property (real estate)					24.3	24.3
Intangible Assets					25.2	25.2
Land under lease					25.1	25.1
Other assets					2.1	2.1
Assets on account of employee benefits	0.7					0.7
Total Assets	632.0	38.8	43.0	34.4	1,801.2	2,549.4
Liabilities
Short-term credit from banks	74.1					74.1
Other Accounts Payable	287.6		40.5	51.3		379.4
Current tax liabilities	5.8					5.8
Deferred taxes on income					58.3	58.3
Long-Term Loans	309.4	22.9				332.3
Notes (debentures) – including current maturities	415.5	331.5				747.0
Liabilities on account of employee benefits	36.8					36.8
Liabilities at fair value through the statement of income			14.0			14.0
Shareholders’ equity, reserves and retained earnings					901.7	901.7
Total liabilities and equity	1,129.2	354.4	54.5	51.3	960.0	2,549.4
Surplus financial assets (liabilities) as at Jun-30-2010	(497.2)	(315.6)	(11.5)	(16.9)	841.2	0.0
Surplus financial assets (liabilities) as at Dec-31-2009	(375.5)	(318.4)	(37.1)	(41.6)	772.6	0.0

* As to hedging transactions associated with surplus CPI-linked liabilities, see Section E(2), above.

Associated Companies

Hadera Paper is exposed to various risks associated with operations in Turkey, where Hogla-Kimberly is active through its subsidiary, KCTR. These risks originate from concerns regarding economic and political instability, high devaluation and elevated inflation rates that have characterized the Turkish economy in the past and that may recur and harm the KCTR operations.

Hadera Paper is also exposed to tax related issues at KCTR, as detailed in Note 13L to the financial statements dated December 31, 2009.

F.	Forward-Looking Statements

This report contains various forecasts that constitute forward-looking statements, as defined in the Securities Law, based upon the Board of Directors’ present expectations and estimates regarding the operations of the Group and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact differ considerably from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company. The Company undertakes no obligation to publicly update such forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

G.	Corporate Governance Issues

1.	Internal Auditing - SOX

By virtue of being a company whose shares are publicly traded in the United States, the company is subject to "Sarbanes Oxley" (SOX) in its entirety, including Section 302 (proper disclosure and evaluation of controls in the organization), Section 404 (Management Assessment of Internal Controls) and Section 906 (Criminal responsibility for breach of this section). The main points of the law have to do with increasing reporting and disclosure, the authorities and duties of the Audit Committee, manager responsibilities, enforcement, sanctions and penalties and increasing the independence from external accountants. The controls instigated by the company for the implementation of the law are regularly inspected by the company's auditing team and by the external accountant. Since 2007, with the introduction of the directives of the said law in the United States, the company is complying with the demands of the law.

We note that on February 16, 2010, the Securities and Exchange Commission (SEC) authorized the company's requests that its reports regarding the effectiveness of internal control be made in the format prescribed by law, by virtue of its being listed for trade on AMEX, i.e.- the SOX regulations in the United States that apply to the company as mentioned above, subject to the company having undertaken to examine, once every quarter, its compliance with the terms described in its application to the SEC, including any change in the directives of the law in Israel and in the United States, in the status of the company as it relates to these laws, changes in the implementation of the SOX regulations and any other change that may affect the disclosure provided by the company.

2.	Detailed processes undertaken by the company's supreme supervisors, prior to the approval of the financial statements

The Company's Board of Directors has appointed the Company's Audit Committee to serve as a Balance Sheet Committee and to supervise the completeness of the financial statements and the work of the CPAs and to offer recommendations regarding the approval of the financial statements and the discussion thereof prior to said approval. The Committee consists of three directors, of which two possess accounting and financial expertise. The meetings of the Balance Sheet Committee, as well as the board meetings during which the financial statements are discussed and approved, are attended by the company's auditing CPAs, who are instructed to present the principal findings - if there are any - that surfaced during the audit or review process, as well as by the Internal Auditor.

The Committee conducts its examination via detailed presentations from company executives and others, including: General Manager - Ofer Bloch, and CFO - Shaul Glicksberg. The material issues in the financial reports, including any extraordinary transactions - if any, the material assessments and critical estimates implemented in the financial statements, the reasonability of the data, the financial policy implemented and the changes therein, as well as the implementation of proper disclosure in the financial statements and the accompanying information. The Committee examines various aspects of risk assessment and control, as reflected in the financial statements (such as reporting of financial risks), as well as those affecting the reliability of the financial statements. In case necessary, the Committee demands to receive comprehensive reviews of matters with especially relevant impact, such as the implementation of international standards.

The approval of the financial statements involves several meetings, as necessary: The first is held by the Audit Committee to discuss the material reporting issues in depth and at great length, whereas the second is held by the Board of Directors to discuss the actual results. Both meetings are held in proximity to the approval date of the financial statements.

3.	Procedure for Classifying Transactions as Negligible

On March 8, 2009, the Company's Board of Directors resolved to adopt rules and guidelines for categorizing a transaction of the Company or of one of its consolidated subsidiaries, with a controlling shareholder  as a negligible transaction as set forth in Regulation 41(a)(6) of the Securities Regulations (Preparation of Annual Financial Statements), 2010 ("Financial Statements Regulations"). These rules and guidelines shall also serve to examine the extent of disclosure in the periodical report and the prospectus ( including shelf prospectus reports) regarding a transaction of the company, Corporation under its control and any related company, with a controlling shareholder, or in whose approval a controlling shareholder possesses a personal interest, as set forth in Regulation 22 of the Securities Regulations (Periodic and Immediate Reports) -1970 ("Periodic Report Regulations") and in Regulation 54 of the Securities Regulations (Prospectus Details and Prospectus Draft - Form and Shape) - 1969, as well as for the purpose of submitting an immediate report regarding a said transaction of the company, as stipulated in Regulation 37(a)(6) of the Periodic Report Regulations (the types of transactions determined in the Financial Statements Regulations, Periodical Statements Regulations and in the Prospectus Details Regulations mentioned above, hereinafter: "Related Party Transactions"). On August 8, 2010, the Company's Board of Directors decided to update the rules and guidelines for the classification of an interested party transaction as a negligible transaction for the purposes described above, as follows:

The Company and its associated and related companies, are conducting or may conduct interested-party transactions in the course of their normal state of affairs, and they possess or may possess undertakings to conduct such transactions, including transactions of the type and possessing the characteristics outlined below: Obtaining banking, financial and/or economic services (such as: portfolio management, investment consulting, managing funds provided for the employees, deposits) from a banking corporation and financial institutions; purchasing insurance policies (such as: Managers liability insurance, property insurance and managers insurance); sale and purchase of products and services (such as: Communication products and services, Call Center services, food products, office supplies, paper and cardboard products, clothing, textile, hygiene products, complementary products for cleaning and kitchen use and pesticides); sale and purchase of gifts and gift certificates; purchase and/or rental and/or operational leasing of vehicles; purchase of commercial vehicles, trucks and generators; purchase of travel, flights and tourism services in Israel and overseas and conference and event planning services; legal services; purchasing; rental of real estate property; property management services; vehicle repair services; transportation and courier services, packaging and export services; archive services, warehouse management services and logistic services; administrative services; underwriting engagements; irrigation and pest control services, shredding and waste treatment; rental of advertising space; supply of newspapers, magazines and periodicals.

In the absence of any special qualitative considerations arising from the circumstances, a transaction with an interested party shall be deemed negligible if it is not an exceptional transaction (as defined in the Companies Law) for the purposes outlined above, if the applicable benchmark calculated for the transaction is less than 0.5% and the volume of the transaction does not exceed NIS 8 million (with this sum being adjusted according to the rise, from time to time, in the consumer price index, in relation to the Known Index starting at the beginning of 2010).

In any interested party transaction classified as a negligible transaction, one or more of the criterions relevant to the specific transaction will be calculated based on the consolidated audited or reviewed financial statements of the Company: (a) The sales ratio – total sales in the interested party's transaction divided by total annual sales; (b) Sales cost ratio – the cost of the interested party's transaction divided by the total cost of annual sales; (c) Profit ratio – the actual or forecasted profit or loss attributed to the interested party's transaction divided by the average annual profit or loss in the last three years, based on the last 12 quarters for which reviewed or audited financial statements were published; (d) Assets ratio – the total volume of assets in the interested party's transaction divided by total assets; (e) Liabilities ratio – the liabilities in the interested party's transaction divided by total liabilities; (f) Operating costs ratio - the volume of the expenditure that is the subject of the interested party transaction divided by the total annual operating expenditures. For example, in an insurance transaction of several years, the annual paid insurance fees shall be considered as the volume of the transaction. In cases where, at the Company's discretion, all the aforementioned quantitative benchmarks are not applicable for evaluation of the negligibility of the transaction with an interested party, the transaction shall be deemed negligible, in accordance with another applicable benchmark to be determined by the Company, provided that the applicable benchmark calculated for said transaction is less than 0.5% and that the volume of the transaction shall not exceed NIS 8 million (with this sum being adjusted according to the rise, from time to time, of the consumer price index in relation to the Known Index since the beginning of 2010).

The consideration of the quantitative benchmarks of an interested-party transaction may lead to the classification of the transaction as a transaction that is not negligible despite the aforesaid. Thus - and only as an example - a transaction with an interested party shall not usually be deemed negligible if it is conceived as a significant event by the Company's management, and if it serves as a basis for making managerial decisions, or if in the course of the transaction with an interested party, the latter is expected to receive benefits which are important to disclose publicly.

Separate interested-party transactions that are in fact interconnected and that are in fact part of the same engagement (for example: conducting negotiations regarding the entirety of the transactions), shall be examined as a single transaction.

An interested-party transaction that was classified as negligible by an investee company of the Company, shall also be considered negligible at the parent company level. A transaction that was classified by the investee company as a transaction that is not negligible, shall be examined against the relevant benchmarks at the parent company level.

The Audit Committee of the Company shall annually review the manner of implementation of the instructions in this procedure by the Company, and will conduct sample examinations of interested-party transactions to which the company is a party directly, that were classified is negligible transactions according to the procedural instructions. As part of the sample examinations of the said transactions, the Audit Committee shall examine, inter alia, the manner by which the prices and other terms of the transaction were determined, as the circumstances may be, and will analyze the impact of the transaction on the business situation of the company and the results of its operations. The operations of the Audit Committee as stated in this section, including the sample examination mentioned above, the manner of its implementation and the summarized results and conclusions, shall be disclosed in the periodical report of the company.

The Company's Board of Directors shall examine the need to update the instructions of this procedure from time to time, while taking into consideration the interest-party transactions undertaken by the company and the relevant changes in the legislation.

H.	Disclosure Directives Related to the Financial Reporting of the Corporation

1.	Events Subsequent to the Balance Sheet Date

For details regarding events that occurred subsequent to the balance sheet date, see Note 8 to the financial statements dated June 30, 2010.

I.	Dedicated Disclosure to Debenture Holders

For details regarding the rating of debentures, see Note 15 to the periodical report for the year 2009. On May 10, 2010, Standard & Poor's Maalot ratified the Company's ilA+  rating. The rating is negative outlook. The said rating report is attached as an appendix to the management discussion.

1.	Sources of Finance

See Section B4 - Financial Liabilities and further details in the table below.

2.	Debentures for institutional investors and the public

Series	Issue Date	Name of Rating Company	Rating at time of issue and at report date	Total stated value at issue date	Interest type	Stated Interest	Registered for trade on stock exchange (Yes/No)	Interest payment dates	Nominal par value as at Jun-30-10	Book value of debenture balances as at Jun-30-10	Book value of interest to be paid as at Jun-30-10	Fair value as at Jun-30-10
In NIS millions
Series 2	12.2003	Maalot	A+	200,000,000	Fixed	5.65%	No	Annual interest On December 21 In the years 2004-2013	114.3	132.2	3.9	139.9
Series 3	7.2008	Maalot	A+	187,500,000	Fixed	4.65%	Yes	Annual interest On July 10 In the years 2009-2018	187.5	198.6	9.0	212.1
Series 4	7-8.2008	Maalot	A+	235,557,000	Fixed	7.45%	Yes	Semi-annual interest On January 10 and July 10 In the years 2009-2015	235.6	235.6	8.2	262.9
Series 5	5.2010	Maalot	A+	181,519,000	Fixed	5.85%	Yes	Semi-annual interest On November 30 and May 31 of the years 2010-2017	181.5	181.5	1.1	199.1

Comments:
1.	Series 2 - Linked to the Consumer Price Index (CPI). Principal repaid in 7 annual installments, between Dec-21-2007 and Dec-21-2013.
2.	Series 3 - Linked to the Consumer Price Index (CPI). Principal repaid in 9 annual installments, between July 2010 and July 2018.
3.	Series 4 - Principal repaid in 6 annual installments, between July 2010 and July 2015.
4.	Series 5 - Principal repaid in 5 annual installments, between November 2013 and November 2017.
5.
The trustee of the debentures (Series 2) is Bank Leumi Le-Israel Trust Corporation Ltd. The responsible contact person on behalf of Bank Leumi Le-Israel Trust Corporation Ltd. is Ms. Idit Teuzer (telephone: 03-5170777).

6.
The trustee of the public debentures (Series 3, 4) is Hermetic Trust Corporation (1975) Ltd. The responsible contact people on behalf of Hermetic Trust Corporation (1975) Ltd. are Mr. Dan Avnon and/or Ms. Merav Ofer-Oren (telephone: 03-5272272).

7.
The trustee of the public debentures (Series 5) is Strauss Lazar Trust Corporation (1992) Ltd. The responsible contact person at Strauss Lazar Trust Corporation (1992) Ltd. in the matter of the public debentures is Mr. Uri Lazar (telephone: 03-6237777).

8.
As at the date of the report, the Company has met all of the terms and undertakings of the trust notes and there exist no terms that constitute just cause for demanding the immediate repayment of the debentures.

Zvika Livnat Chairman of the Board of Directors	Ofer Bloch CEO

Exhibit 3

HADERA PAPER LTD
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF JUNE 30, 2010

HADERA PAPER LTD

UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF JUNE 30, 2010

HADERA PAPER LTD

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(NIS in thousands)

		June 30		December 31
	Note	2010	2009	2009
		(Unaudited)
Assets
Current Assets
Cash and cash equivalents		245,875	16,530	26,261
Designated deposits		10,576	96,862	127,600
Accounts receivable:
Trade receivables		342,780	293,993	323,882
Other receivables		95,730	96,831	98,897
Current tax assets		-	65	-
Inventory		191,178	169,014	175,944
Total Current Assets		886,139	673,295	752,584

Non-Current Assets
Fixed assets, net	5	1,204,982	* 1,021,679	* 1,134,234
Investments in associated companies		349,249	318,509	340,975
Deferred tax assets		31,585	31,481	29,745
Prepaid expenses in respect of an operating lease		25,091	* 30,225	* 29,756
Other intangible assets		25,188	29,011	27,084
Investment property	C2	24,349	-	-
Other assets		2,076	2,549	1,298
Employee benefit assets		705	705	649
Total Non-Current Assets		1,663,225	1,434,159	1,563,741

Total Assets		2,549,364	2,107,454	2,316,325

* Retroactively adjusted in respect of implementation of amendment to IAS 17, see note 3a.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(NIS in thousands)

	June 30		December 31
	2010	2009	2009
	(Unaudited)
Liabilities and Equity
Current Liabilities
Credit from banks and others	74,101	114,769	131,572
Current maturities of long-term bonds and long term loans	160,224	69,636	149,940
Trade payables	271,941	222,940	255,895
Account payables and accrued expenses	107,436	108,824	112,745
Short term employee benefit liabilities	21,354	20,382	22,421
Financial liability at fair value through profit and loss	14,028	12,553	11,982
Current tax liabilities	5,777	-	2,760
Total Current Liabilities	654,861	549,104	687,315

Non-Current Liabilities
Loans from banks and others	266,501	105,694	225,802
Bonds	652,580	557,699	471,815
Deferred tax liabilities	58,279	75,771	58,053
Employee benefit liabilities	15,448	17,696	14,911
Total Non-Current Liabilities	992,808	756,860	770,581

Capital and reserves
Issued capital	125,267	125,267	125,267
Reserves	304,123	308,720	307,432
Retained earnings	446,065	341,971	399,346
Capital and reserves attributed to shareholders	875,455	775,958	832,045

Non-controlling interests	26,240	25,532	26,384
Total capital and reserves	901,695	801,490	858,429
Total Liabilities and Equity	2,549,364	2,107,454	2,316,325

Z. Livnat	O. Bloch	S. Gliksberg
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial and Business Development Officer

Approval date of the interim financial statements: August 8, 2010.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED INCOME STATEMENTS
(NIS in thousands)

		Six months ended		Three months ended		Year ended
	Note	June 30		June 30		December 31
		2010	2009	2010	2009	2009
		(Unaudited)		(Unaudited)

Revenue		489,191	434,034	249,206	204,153	891,995
Cost of sales		406,348	373,195	209,723	180,685	765,677

Gross profit		82,843	60,839	39,483	23,468	126,318

Selling and marketing expenses		40,654	34,982	19,935	16,966	71,998
General and administrative expenses		28,975	29,917	11,543	15,686	58,967
Other (income) expenses		642	(17,965)	2,856	(4,577)	(20,234)

Total expenses		70,271	46,934	34,334	28,075	110,731

Profit (loss) from ordinary operations		12,572	13,905	5,149	(4,607)	15,587

Finance income		2,620	3,814	579	783	4,727
Finance expenses		13,399	13,809	10,432	6,228	22,992

Finance expenses, net		10,779	9,995	9,853	5,445	18,265
Profit (loss) after financial expenses		1,793	3,910	(4,704)	(10,052)	(2,678)

Share in profit of associated companies, net		40,056	34,905	20,595	19,857	87,359
Profit before taxes on income		41,849	38,815	15,891	9,805	84,681

Taxes on income	6	(376)	4,409	(1,607)	(5,545)	(7,067)

Profit for the period		42,225	34,406	17,498	15,350	91,748

Attributed to:
Company shareholders		42,328	34,716	18,038	15,637	91,230
Non-controlling interests		(103)	(310)	(540)	(287)	518

		42,225	34,406	17,498	15,350	91,748

		NIS
Earning for share:

Primary attributed to Company shareholders		8.35	6.86	3.55	3.09	18.03

Fully diluted attributed to company shareholders		8.27	6.86	3.52	3.09	18.03

Number of share used to compute the primary earnings per share		5,071,508	5,060,774	5,082,028	5,060,774	5,060,788

Number of share used to compute the fully diluted earnings per share		5,118,008	5,060,774	5,117,276	5,060,774	5,060,788

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED STATEMENT
OF COMPREHENSIVE INCOME
(NIS in thousands)

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2010	2009	2009	2009	2009
	(Unaudited)		(Unaudited)

Comprehensive Income	42,225	34,406	17,498	15,350	91,748

Other Comprehensive Income
Profit (loss) on cash flow hedges, net	(971)	4,875	(529)	(551)	5,191
Allocation to the income statement on account of cash flow hedging transactions, net	-	320	-	95	(1,128)
Actuarial (loss) profit and defined benefit plans, net	(79)	-	(97)	-	477
Share in Other Comprehensive Income of associated companies, net	(3,239)	1,968	901	2,156	(507)
Share in Other Comprehensive Income of associated companies, which allocated to the income statements, net	307	-	377	-	1,163
Total Other Comprehensive Income for the period, net	(3,982)	7,163	652	1,700	5,196
Total Comprehensive Income for the period	38,243	41,569	18,150	17,050	96,944

Attributed to:
Company shareholders	38,387	41,905	18,731	17,416	96,428
Non-controlling interests	(144)	(336)	(581)	(366)	516
	38,243	41,569	18,150	17,050	96,944

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(NIS in thousands)
	Share capital	Capital reserves	Share based payments reserves	Capital reserves resulting from tax benefit on exercise of employee options	Capital reserve from revaluation from step acquisition	Cash Flows Hedging reserves	Foreign currency translation reserves	Retained earnings	Total for Company shareholders	Non-controlling interests	Total
	(Unaudited)
Balance - December 31, 2009 (Audited)	125,267	301,695	10,531	3,397	14,164	517	(22,872)	399,346	832,045	26,384	858,429
Adjustment of retained earnings in respect of implementation of amendment to IAS 17 (see note 3a)	-	-	-	-	-	-	-	3,590	3,590	-	3,590
Balance - January 1, 2010	125,267	301,695	10,531	3,397	14,164	517	(22,872)	402,936	835,635	26,384	862,019
For the Six months ended June 30, 2010:
Total Comprehensive Income for the period	-	-	-	-	-	(932)	(2,938)	42,257	38,387	(144)	38,243
Depreciation of capital from revaluation from step acquisition to retained earnings	-	-	-	-	(872)	-	-	872	-	-	-
Share based payment	-	-	1,433	-	-	-	-	-	1,433	-	1,433
Exercise of employee options into shares	*	5,106	(5,106)	-	-	-	-	-	-	-	-
Balance –June 30, 2010	125,267	306,801	6,858	3,397	13,292	(415)	(25,810)	446,065	875,455	26,240	901,695

Balance - January 1, 2009	125,267	301,695	6,227	3,397	15,908	(5,092)	(22,186)	306,097	731,313	26,316	757,629
For the Six months ended June 30, 2009:
Total Comprehensive Income for the period	-	-	-	-	-	4,812	2,091	35,002	41,905	(336)	41,569
Purchasing shares of subsidiary company	-	-	-	-	-	-	-	-	-	(448)	(448)
Depreciation of capital from revaluation from step acquisition to retained earnings	-	-	-	-	(872)	-	-	872	-	-	-
Share based payment	-	-	2,740	-	-	-	-	-	2,740	-	2,740
Balance –June 30, 2009	125,267	301,695	8,967	3,397	15,036	(280)	(20,095)	341,971	775,958	25,532	801,490

HADERA PAPER LTD

CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(NIS in thousands)

	Share capital	Capital reserves	Share based payments reserves	Capital reserves resulting from tax benefit on exercise of employee options	Capital reserve from revaluation from step acquisition	Cash Flows Hedging reserves	Foreign currency translation reserves	Retained earnings	Total for Company shareholders	Non-controlling interests	Total
	(Unaudited)
Balance - April 1, 2010	125,267	301,695	11,379	3,397	13,728	(490)	(26,517)	427,680	856,139	26,821	882,960
For the Three months ended June 30, 2010:
Total Comprehensive Income for the period	-	-	-	-	-	75	707	17,949	18,731	(581)	18,150
Depreciation of capital from revaluation from step acquisition to retained earnings	-	-	-	-	(436)	-	-	436	-	-	-
Share based payment	-	-	585	-	-	-	-	-	585	-	585
	*	5,106	(5,106)	-	-	-	-	-	-	-	-
Balance –June 30, 2010	125,267	306,801	6,858	3,397	13,292	(415)	(25,810)	446,065	875,455	26,240	901,695

Balance - April 1, 2009	125,267	301,695	7,887	3,397	15,473	861	(22,930)	325,812	757,462	25,898	783,360
For the Three months ended June 30, 2009:
Total Comprehensive Income for the period	-	-	-	-	-	(1,141)	2,835	15,722	17,416	(366)	17,050
Depreciation of capital from revaluation from step acquisition to retained earnings	-	-	-	-	(437)	-	-	437	-	-	-
Share based payment	-	-	1,080	-	-	-	-	-	1,080	-	1,080
Balance –June 30, 2009	125,267	301,695	8,967	3,397	15,036	(280)	(20,095)	341,971	775,958	25,532	801,490

*	Represents an amount less than NIS 1,000.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(NIS in thousands)

	Share capital	Capital reserves	Share based payments reserves	Capital reserves resulting from tax benefit on exercise of employee options	Capital reserve from revaluation from step acquisition	Cash Flows Hedging reserves	Foreign currency translation reserves	Retained earnings	Total for Company shareholders	Non-controlling interests	Total

Balance - January 1, 2009	125,267	301,695	6,227	3,397	15,908	(5,092)	(22,186)	306,097	731,313	26,316	757,629

For the Year ended December 31, 2009:
Total Comprehensive Income for the Year	-	-	-	-	-	5,609	(686)	91,505	96,428	516	96,944
Purchasing shares of subsidiary company	-	-	-	-	-	-	-	-	-	(448)	(448)
Depreciation of capital from revaluation from step acquisition to retained earnings	-	-	-	-	(1,744)	-	-	1,744	-	-	-
Share based payment	-	-	4,304	-	-	-	-	-	4,304	-	4,304
Balance – December 31, 2009	125,267	301,695	10,531	3,397	14,164	517	(22,872)	399,346	832,045	26,384	858,429

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD
CONDENSED CONSOLIDATED STATMENTS OF CASH FLOWS
(NIS in thousands)

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2010	2009	2010	2009	2009
	(unaudited)		(unaudited)
Cash flows – operating activities
Profit for the period	42,225	34,406	17,498	15,350	91,748
Taxes on income recognized in profit and loss	(376)	4,409	(1,607)	(5,545)	(7,067)
Finance expenses, net recognized in profit and loss	10,779	9,995	9,853	5,445	18,265
Capital loss (profit) on disposal of fixed assets	(1,471)	(196)	129	(225)	(73)
Share in profit of associated companies	(40,056)	(34,905)	(20,595)	(19,857)	(87,359)
Dividends received from associated company	29,940	* 32,770	9,980	-	61,814
Income from repayment of capital note to associated company	-	* (16,418)	-	-	(16,418)
Depreciation and amortization	38,812	39,016	20,683	19,477	78,552
Share based payments expenses	1,142	2,061	476	839	3,762
	80,995	71,138	36,417	15,484	143,224

Changes in assets and liabilities:
Decrease (Increase) in trade and other receivables	(14,871)	57,877	3,865	69,142	22,373
Decrease (Increase) in inventory	(15,234)	(259)	(3,630)	8,146	(7,189)
Increase (Decrease) in trade payables and account payables	12,379	(40,069)	(14,314)	(27,324)	24,407
Increase (Decrease) in financial liabilities at fair value through profit and loss	2,046	(1,351)	2,696	(4,350)	(1,922)
Increase (Decrease) in employee benefit liabilities, net	(821)	5,287	(738)	1,078	4,089
	(16,501)	21,485	(12,121)	46,692	41,758

Proceeds (payments) Taxes	(1,149)	(3,315)	241	(1,488)	(5,754)
Net cash generated by operating activities	63,345	89,308	24,537	60,688	179,228

* Reclassified.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

		Six months ended		Three months ended		Year ended
		June 30		June 30		December 31
	Note	2010	2009	2010	2009	2009
		(Unaudited)		(Unaudited)
Cash flows – investing activities
Acquisition of property plant and equipment and Prepaid expenses in respect of a financing lease	5	(115,191)	* (219,871)	(36,981)	(99,358)	* (352,455)
Acquisition of other assets		(1,220)	-	(10)	-	(752)
Proceeds from disposal of fixed assets		2,554	1,030	650	880	1,960
Decrease (Increase) in designated deposits, net		114,557	155,896	75,900	(15,381)	124,614
Interest received		723	1,379	459	370	1,565
Granting of loans to an associated company		(816)	(510)	-	-	(1,068)
Net cash generated by (used in) investing activities		607	(62,076)	40,018	(113,489)	(226,136)

Cash flows – financing activities
Short-term bank credit – net		(57,471)	37,114	(14,202)	77,034	53,917
Borrowings received from banks and from others		77,300	3,154	6,489	3,154	159,674
Repayment of borrowings from banks		(26,336)	(19,353)	(12,114)	(9,752)	(37,830)
Repayment of capital note		-	(32,770)	-	-	(32,770)
Interest Paid		(17,720)	(3,681)	(3,157)	(1,815)	(42,012)
Issuance of bonds		179,886	-	179,886	-	-
Repayment of bonds		-	(7,505)	-	(7,505)	(40,427)
Net cash generated by(used in) financing activities		155,659	(23,041)	156,902	61,116	60,552

Increase in cash and cash equivalents		219,611	4,191	221,457	8,315	13,644
Cash and cash equivalents – beginning of period		26,261	13,128	24,136	9,435	13,128
Net foreign exchange difference		3	(789)	282	(1,220)	(511)
Cash and cash equivalents – end of period		245,875	16,530	245,875	16,530	26,261

* Retroactively adjusted in respect of implementation of amendment to IAS 17, see note 3a.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2010

NOTE 1	-	DESCRIPTION OF BUSINESS AND GENERAL

A.	Description Of Business

Hadera Paper Limited (former - American Israeli Paper Mills Limited) and its subsidiaries (hereinafter – the Company) are engaged in the production and sale of paper packaging, in paper recycling activities and in the marketing of office supplies. The Company also has holdings in associated companies that are engaged in the productions and sale of paper and paper products including the handling of solid waste (the Company and its investee companies – hereinafter – the Group). Most of the Group's sales are made on the local (Israeli) market. For segment information, see note 7.

B.	For further information read these concise reports in connection with the Company's annual financial statements as of December 31, 2009 and the year then ended, and the accompanying notes.

NOTE 2	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Basis of preparation

The consolidated concise financial statements (hereinafter – "interim financial statements") of the Group were prepared in accordance with IAS 34 "Financial Reporting for Interim Periods" (hereinafter – IAS 34).

In the preparation of these interim financial statements the Group applied identical accounting policy, presentation rules and calculation methods to those that were applied in the preparation of its financial statements as of December 31, 2009 and the year then ended, except for changes in the accounting policy that arose from the implementation of standards, amendment to standards and new interpretations that became effective on the date of the financial statements as specified in Section c and note 3 below.

B.	The consolidated concise financial statements were prepared in accordance with the disclosure provisions of Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.

C.	Investment Property

Investment property is real estate (land or building – or part thereof – or both), which is held by the Group for the purpose of generating rental income or for capital appreciation.

Such investment property includes buildings and lands that are leased to an associated company and are held under a financing lease arrangement (see also note 3a1). Investment property is initially recognized at cost, which includes transaction costs. In periods subsequent to initial recognition, investment property is measured at fair value. Profits or losses arising from changes in the fair value of investment property, including those originating from changes in exchange rates, are included in the statement of income in the period they were incurred, under "Other (income) expenses".

Costs directly attributable to the disposal of investment property are recognized in the statement of income on the date in which the property is sold and are deducted from the gain upon disposal. The difference between the proceeds received from disposing investment property and its fair value is a capital gain (loss) on disposal, which is recognized on the date of completion of the sale transaction to the statement of income and presented under "Other (income) expenses net ".

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2010

NOTE 2	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

D.	Exchange Rates and Linkage Basis

(1)
Foreign currency balance, or balances linked to foreign currency are included in the financial statements according to the exchange rate announced by the Bank of Israel on the end of the reporting period.

(2)	Balances linked to the CPI are presented according to index of the last month of the reporting period.

(3)	Following are the changes in the representative exchange rates of the Euro and the U.S. dollar vis-a-vis the NIS and in the Israeli Consumer Price Index (“CPI”):

As of:	Representative exchange rate of the dollar (NIS per $1)	Representative exchange rate of the Euro (NIS per €1)	CPI “in respect of” (in points) (*)

June 30, 2010	3.875	4.7575	207.56
June 30, 2009	3.919	5.5346	202.66
December 31, 2009	3.775	5.442	206.19

Increase (decrease) during the:	%	%	%
Three months ended June 30, 2010	4.36	(4.68)	1.54
Three months ended June 30, 2009	(6.42)	(0.7)	2.3
Six months ended June 30, 2010	2.65	(12.58)	0.66
Six months ended June 30, 2009	3.08	4.49	2.1
Year ended December 31, 2009	(0.71)	2.74	3.92

(*) Based on the CPI for the month ending at the end of each reporting period, on an average basis of 100=1993.

NOTE 3	-	RECENTLY PUBLISHED IFRS AND INTERPRETATIONS:

A.	Standards and new interpretations that influence this reporting period and/or Previous reporting periods:

▪	Amendment to IAS17 "leases"

As part of the annual improvements project, for 2009 ,IAS 17 "Leases" was amended.

Amendment to IAS 17, “Leases”, provides for the classification of land leases as a financing lease or an operating lease in accordance with the general principles of the Standard, taking into consideration the fact that the land is an asset with an infinite economic life. As part of the amendment, the sweeping prohibition to classify land as an operating lease was cancelled when the land is not transferred to the less or at the end of the leasing period.

The amendment is to be retroactively applied in annual reporting periods commencing on January 1, 2010 or thereafter.

The amendment is to be retroactively applied to existing leases for which the required information is available at the initial date of the lease.

Land leases for which the required information is unavailable are to be reviewed as for the date of the adoption of the amendment.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2010

NOTE 3	-	RECENTLY PUBLISHED IFRS AND INTERPRETATIONS: (cont.)

A.	Standards and new interpretations that influence this reporting period and/or Previous reporting periods: (cont.)

1)
The Group has lands and buildings that are leased to an associated company and which, until the amendment of IAS 17, have been presented as an operating lease. In accordance with the amendment to IAS 17, these leases meet the definition of financing lease and therefore are classified as investment property measured at fair value, in accordance with the Group's policy. Since the information on the fair value of the lands in previous periods is not available, the Company has recognized the property at fair value as of the date of implementation of the amendment. As a result of implementing the amendment, as of January 1, 2010, a sum of NIS 24,349 thousands was recognized in investment property, a sum of NIS 787 thousands was recognized in deferred tax liabilities and a sum of NIS 74 thousands in account payables and accrued expenses (in respect of liability for a financing lease). Pursuant to the transitional provisions of the amendment, the difference in the amount of NIS 3,590 thousands was recognized in retained earnings.

2)
The Group has lands (which do not constitute investment property at fair value), which have been leased from the Israel Land Administration and the leasing fees in respect thereof have been paid in full. Following the amendment, amounts in respect of the above leases, which have been presented in the financial statements as of December 31, 2009 under "prepaid expenses in respect of an operating lease" are now presented under "fixed assets".

The effect of the retroactive implementation of the amendment on the statement of financial position in the current and previous periods:

	June 30	June 30	December 31
	2010	2009	2009
	NIS in thousands

Increase in fixed assets	7,449	7,540	7,534
Decrease in long-term expenses for lease	(7,449)	(7,540)	(7,534)

3)
The Group has lands (which do not constitute investment property measured at fair value) which are held as part of a leasing agreement with the Israel Land Administration, the payment in respect thereof is made periodically. Since the information as of the date the commencement of the leases is not available, the Company recognizes the asset and liability related to the lease of the land, which was recognized again as a financing lease, at fair value as of the date of implementation of the amendment; the difference between the fair value of the asset and the fair value of the related liability was recognized in "retained earnings".

As a result of implementing the amendment, commencing from 2010, some of the leases that were treated until December 31, 2009 as operating leases, have been reclassified as financing leases.

Following the implementation of the amendment, on January 1, 2010, a sum of NIS 407 thousands was recognized in "fixed assets" and a sum of NIS 73 thousands was recognized in "accounts payable and accrued expenses" (in respect of a liability for a financing lease). In addition, prepaid expenses in respect of a lease have decreased by NIS 334 thousands.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2010

NOTE 3	-	RECENTLY PUBLISHED IFRS AND INTERPRETATIONS: (cont.)

B.	New standards and interpretations that are effective and that do not have a material effect on the reporting period and/or previous reporting periods:

The following new standards, interpretation and amendments, that became effective in the current year, do not have a material effect on the reporting period and/or previous reporting periods, but their validation may have an impact of future periods.

▪	IFRS 3 (Amended) “Business Combinations”

The new standard stipulates the rules for the accounting treatment of business combinations. The standard will apply to business combinations that take place from January 1, 2010 and thereafter.

▪	IAS 27 (Amended) “Consolidated and Separate Financial Statements “

The new standard prescribes the rules for the accounting treatment of consolidated and separate financial statements. The provisions of the standard apply to annual financial reporting periods which start on January 1, 2010 and thereafter. The standard will be implemented retrospectively, excluding a number of exceptions, as to which the provisions of the standard will be implemented prospectively.

▪	Amendment of IAS 28 "Investment in Associates" (regarding the loss of significant influence in an associated company)

Following the adoption of Amended IAS 27 as aforesaid, certain provisions in IAS 28 "Investment in Associates" have been amended.

This amendment prescribes the accounting for the loss of significant influence in an associated company, while the entity continues to retain some interest in the investee.

The amendment will be implemented prospectively in annual reporting periods commencing on or after January 1, 2010.

▪	Amendment of IFRS 5 "Non-Current Asset Held for Sale ad Discontinued Operations"

As part of the annual improvements project for the year 2008, IFRS 5, “Non-Current Assets Held for Sale and Discontinued Operations”, was amended.

Pursuant to the amendment, the assets and liabilities of a subsidiary are to be classified as held for sale to the extent that the parent company has undertaken to carry out a program for the sale of its controlling interest therein, even if it intends to maintain non-controlling interest. The amendment is applicable prospectively to reporting periods commencing January 1, 2010 or thereafter.

▪	Amendment of IAS 39 "Financial Instruments: Recognition and Measurement" (regarding the designation of exposure to inflationary risks as hedging items).

The amendment, inter alia, determines that changes in cash flows arising from exposure to inflationary risks can be designated as hedging items. Furthermore, pursuant to the amendment, the intrinsic value, unlike the time value of acquired options, qualifies as a hedging instrument of one-party risk arising from a forecast transaction. The amendment is implemented retroactively for annual accounting periods commencing on or subsequent to January 1, 2010.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2010

NOTE 3	-	RECENTLY PUBLISHED IFRS AND INTERPRETATIONS: (cont.)

B.	New standards and interpretations that are effective and that do not have a material effect on the reporting period and/or previous reporting periods: (cont.)

The following amendments were published in the annual improvements project for 2009:

▪	Amendment to IAS 7, “Statements of Cash Flows”

Amendment to IAS 7, "Statements of Cash Flows" Clarifies that only as cash expenditure for an asset recognized in the statement of financial position qualifies for classification as cash flows used in investing activities.

The amendment is to be retroactively applied in annual reporting periods commencing on January 1, 2010 or thereafter.

▪	Amendment to IAS 36, “Impairment of Assets”

Amendment to IAS 36, “Impairment of Assets”, stipulates that the cash-generating units or groups of cash-generating units to which goodwill is allocated within the framework of impairment testing shall not be larger than an operating segment, excluding the grouping of segments with similar financial characteristics. The amendment is to be applied prospectively in annual reporting periods commencing on January 1, 2010 or thereafter.

▪
Amendment of IAS 39 "Financial Instruments: Recognition and Measurement" (regarding the scope of the standard, the date of recognition of gains and losses in profit or loss with respect to hedging instruments and an option for early repayment in debt instruments)

Amendment to IAS 39, “Financial Instruments: Recognition and Measurement", stipulates some amendments to the standard provisions. Additionally, the amendment clarifies that gains or losses attributed to a cash flow hedge are to be reclassified to profit or loss during the period in which the hedged anticipated cash flows affect the profit or loss.

The amendment is to be applied prospectively to in annual periods commencing on January 1, 2010 or thereafter.

The amendment further determines a clarification regarding the treatment in case of early repayment option that is embedded in a host debt regarding the separation of an embedded derivative.

The amendment is to be applied prospectively in annual periods commencing on January 1, 2010 or thereafter.

C.
New Standards and Interpretations that have been Published but not yet Become Effective, and have not been Adopted by the Group in Early Adoption, which expected or may have an impact on future periods:

▪
For information regarding commencement dates, transitional provisions and the expected impact on the Company from the standards, amendments to standards and interpretations detailed below see note 3C to the annual financial statements of the Company as of December 31, 2009 and the year then ended:

▪	IFRS 9: "Financial instruments".

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2010

NOTE 3	-	RECENTLY PUBLISHED IFRS AND INTERPRETATIONS: (cont.)

D.
New standards amendments and interpretations which have been published but not yet become effective and have not been adopted by the Group in early adoption, and are not expected to affect the Group's financial statements:

▪
For information regarding commencement dates and the transitional provisions of the standards, amendments and interpretations detailed below, see note 3D to the annual financial statements of the Company as of December 31, 2009 and the year ended:

▪	IAS 24 (Amended) "Related Party Disclosures"
▪	Amendment to IAS 32 "Financial Instruments: Presentation"
▪	IFRIC 19 "Extinguishing Financial Liabilities with Equity Instruments"
▪	Amendment of IFRIC 14: "Prepayments of a Minimum Funding Requirement"

▪
In May 2010, the IASB published improvements to international financial reporting standards. Within this framework, several revisions were made to standards and interpretations that will be implemented for annual reporting periods commencing January 1, 2011, or thereafter.

▪	Revision to IFRS 3 (Revised) "Business Combinations" - regarding measurement of rights that do not grant control

The revision stipulates that the possibility of selecting the method of measurement, at the date of business combination, of rights that do not grant control, exists only for rights that do not grant control, that constitute existing ownership rights in the company being acquired. Rights that do not grant control, that do not constitute existing ownership rights, shall be measured at the date of business combination exclusively at fair value. The revision will be implemented prospectively, starting with the adoption date of the directives of IFRS 3 (Revised).

▪	Revision of IAS 1 - "Presentation of Financial Statements"

The revision stipulates that the other comprehensive income will be presented together with the statement of Changes in Shareholders' Equity, or in the Notes, according to the accounting policy of the company. The revision will be implemented retroactively.

▪	Revision of IAS 27 (Revised) - "Consolidated and Separate Financial Statements"

The revision clarifies the transitional provisions of revisions to other standards regarding the adoption of IAS 27 (Revised), namely the revisions of IAS 21 "Impact of changes in foreign currency exchange rates", IAS 28 "Investment and associated companies" and IAS 31 "Rights in Joint Transactions" and it was determined that these revisions to the other standards will be implemented prospectively, commencing on the adoption date of the directives of IAS 27 (Revised).

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2010

NOTE 4	-	SEGNIFICANT TRANSACTIONS AND EVENTS

a.
On February 11, 2010 the company assumed a long-term loan from banks in the sum of NIS 70 million, carrying a variable interest rate of prime+1.15%, and to be repaid within 7 years. The principal and the interest are to be repaid in quarterly installments, commencing from the second year.

b.	On January 20, 2010 a dividend in cash, in the amount of NIS 19.6 million, that was declared on October 22, 2009, was received from an associated company.

c.
On February 18, 2010, an associated company declared the distribution of a dividend in the amount of approximately NIS 20 million out of the unapproved retained earnings accumulated as of December 31, 2009.  The Company’s share in the dividend is approximately NIS 10 million. The dividend was paid during May 2010.

d.
On April 22, 2010 an associated company declared the distribution of a dividend in the amount of approximately NIS 40 million from the retained earnings. The dividend will be paid during the third quarter of 2010. The Company’s share in the dividend is approximately NIS 20 million.

e.
On May 23, 2010 the Company contemplated a public offering pursuant to the shelf prospectus published by the Company in Israel on May 26, 2008 of a new series of debentures. The Company has offered an aggregate principal amount of NIS 181,519 thousands of debentures (Series 5) issued in return for approximately NIS 181,519 thousands bearing an interest rate of 5.85%. The principal is payable in five annual equal payments, each on November 30th of the years 2013-2017. The interest is payable half annually each on May 31st and November 30th of the years 2010-2017.

The net proceed of the offering net of issue expenses is NIS 179,886 thousands.

f.	On June 6, 2010, an associated company Hogla-Kimberly Ltd. and another competitor company received a petition for the approval of a class action against them.

According to the petition, the Competitor and Hogla-Kimberly Ltd. has misled the public by presenting plastic bags as oxo biodegradable and therefore environmentally friendly, while the products are breaking down into fragments.

The plaintiff estimates the scope of the petition against Hogla-Kimberly, if approved as class action, to be approximately NIS 111 million. At this early stage Hogla-Kimberly legal advisor opinion is that the probability of the request for approval of a class action lawsuit will be rejected is higher than the probability that it will be approved.

NOTE 5	-	FIXED ASSETS

a.
During the periods of six months ended June 30, 2010 and June 30, 2009, the Company purchased fixed assets at a cost of approximately NIS 115,191 thousands and NIS 219,871 thousands, respectively. Most of the acquisitions of the fixed assets during the reported period, in sum of NIS 92,647 thousand (Including decrease in suppliers' credit in the amount of NIS 10,568 thousands), were made for Machine 8 - a new machine for the packaging paper system. The balance of investment in Machine 8 as of June 30, 2010, amounts to NIS 698,827 thousands. The machine finished the running-in stage, at the end of May 2010. During the running-in stage, capitalized costs have aggregated NIS 8,417 thousands net, after the deduction of the proceeds from the sale of items during the running-in stage in the amount of NIS 69,996 thousands.

Total suppliers’ credit from acquired fixed assets amounted to NIS 64,432 thousands as of June 30, 2010 (and NIS 70,541 thousands as of December 31, 2009).

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2010

NOTE 5	-	FIXED ASSETS (cont.)

b.
In light of indications that came in the first quarter of 2010, regarding the impairment of the packaging paper cash-generating unit, the company estimated on March 31, 2010 the fair value of the fixed asset items that are included under the packaging paper sector, based on assessment reports. In this capacity, the company found that the fair value of the fixed assets, net of the selling costs, is higher than the book value and in accordance with IAS-36, no recognition is necessary of a loss on account of the impairment of the fixed assets. See also in note 4c to the financial statements as of December 31, 2009.

NOTE 6	-	INCOME TAX CHARGE

Tax income for the six months period ended June 30, 2010 amounts to NIS 0.4 million, primarily derives from the differences between tax rates expected to realize current losses and tax rates expected for reversal of deferred tax liabilities, in respect of the accelerated depreciation reduction of Machine 8, as a result of gradual reduction in the corporate tax rate in accordance with Economic Efficiency Law.

NOTE 7	-	SEGMENT INFORMATION

a.	General

The Group has been implementing IFRS 8 "operating segments" (hereinafter – "IFRS 8") as of January 1, 2009. In accordance with the provisions of IFRS 8, operating segments are identified on the basis of internal reports on the Group's components, which are regularly reviewed by the chief operational decision maker of the Group for the purpose of allocating resources and evaluating the performance of the operating segments.

The identified operating segments, according to IFRS8 are:

The paper and recycling segment – generates revenue from the sale of paper products to paper manufacturing companies as well as from the recycling of paper and cardboard.

The office supplies marketing segment – generates revenue from the sale of office supplies to customers.

The packaging and cardboard products segment – generates revenue from the sale of packaging and cardboard products to customers.

The Hogla Kimberly segment – an associated company that generates revenue from the manufacture and marketing of household paper products, hygiene products, disposable diapers and complementary kitchen products, in Israel and in Turkey.

The Mondi Hadera Paper segment – an associated company that generates revenue from the manufacture and marketing of fine paper.

Information relating to these assets is reported below. Amounts that were reported with respect to previous reporting periods are reported on the basis of the new segment reporting.

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2010

NOTE 7	-	SEGMENT INFORMATION (cont.)

b.	Analysis of incomes and results according to operating segments:

The results of the segment include the profit (loss) generated from the activity of every reportable segment. These reports were edited based on the same accounting policy implemented by the Company.

	Six months
	(Unaudited)
	NIS in thousands
	Paper and recycling		Marketing of office supplies		Packaging and carton products		Hogla Kimberly		Mondi Hadera Paper		Adjustments to consolidation		Total
	Jan-June 2010	Jan- June 2009	Jan-June 2010	Jan-June 2009	Jan-June 2010	Jan-June 2009	Jan-June 2010	Jan-June 2009	Jan-June 2010	Jan-June 2009	Jan-June 2010	Jan-June 2009	Jan-June 2010	Jan-June 2009
Sales to external customers	141,674	105,448	82,247	68,279	233,032	236,101	856,515	882,902	357,460	332,914	(1,213,975)	(1,215,816)	456,953	409,826
Sales between Segments	47,801	56,655	1,243	946	8,812	7,118	2,381	1,323	17,923	10,646	(45,922)	(52,480)	32,238	24,208
Total sales	189,475	162,103	83,490	69,225	241,844	243,219	858,896	884,225	375,383	343,560	(1,259,897)	(1,268,298)	489,191	434,034
Segment results	8,040	8,411	2,120	1,165	2,925	4,552	93,133	88,239	23,190	15,901	(116,836)	(104,363)	12,572	13,905

	Three months
	(Unaudited)
	NIS in thousands
	Paper and recycling		Marketing of office supplies		Packaging and carton products		Hogla Kimberly		Mondi Hadera Paper		Adjustments to consolidation		Total
	April-June 2010	April- June 2009	April-June 2010	April-June 2009	April-June 2010	April-June 2009	April-June 2010	April-June 2009	April-June 2010	April-June 2009	April-June 2010	April-June 2009	April-June 2010	April-June 2009
Sales to external customers	81,223	50,638	41,520	32,121	110,445	108,024	415,312	446,139	193,599	156,030	(608,910)	(606,805)	233,189	186,147
Sales between Segments	22,279	30,951	608	411	4,038	2,728	1,228	269	9,094	5,498	(21,230)	(21,851)	16,017	18,006
Total sales	103,502	81,589	42,128	32,532	114,483	110,752	416,540	446,408	202,693	161,528	(630,140)	(628,656)	249,206	204,153
Segment results	5,332	(5,530)	619	248	(642)	722	45,971	48,300	14,639	10,496	(60,770)	(58,843)	5,149	(4,607)

HADERA PAPER LTD

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2010

NOTE 7	-	SEGMENT INFORMATION (cont.)

b.	Analysis of incomes and results according to operating segments: (cont.)

	Year ended December 31, 2009
	NIS in thousands
	Paper and recycling	Marketing of office supplies	Packaging and carton products	Hogla Kimberly	Mondi Hadera Paper	Adjustments to consolidation	Total
Sales to external customers	219,866	149,107	468,339	1,722,613	645,972	(2,368,582)	837,315
Sales between Segments	119,433	1,904	15,965	4,014	23,250	(109,886)	54,680
Total sales	339,299	151,011	484,304	1,726,627	669,222	(2,478,468)	891,995
Segment results	(2,737)	3,983	14,712	193,805	40,541	(234,717)	15,587

NOTE 8	-	SUBSEQUENT EVENTS

a.
On July 25, 2010 a subsidiary company - Amnir Recycling Industries Ltd. was entered into an agreement for the sale of the leasing rights to a plot of land covering 9,200 m² located in Bnei-Brak, in return for a sum of NIS 20 million. The agreement also grants subsidiary the right to cancel the agreement in the event that the taxation rate exceeds her estimates, unless the buyer would assume payment of the difference.

Following the transaction, the company will register net capital gains of approximately NIS 14 million.

b.
On July 26, 2010 an associated company declared the distribution of a dividend in the amount of EURO 1.2 million. The dividend will be paid during the third quarter of 2010. The Company’s share in the dividend is approximately EURO 0.6 million.

c.
On July 27, 2010 the General meeting approved the company's entering into the agreement from June 1, 2010 for the sale of its rights to a plot of land with an area of approximately 7600 square meters in Totseret HaAretz Street in Tel Aviv, that is currently leased by the Company from the Tel Aviv municipality in consideration of NIS 64 million, plus VAT. The purchasing parties are Gev Yam Ltd., (“Gev Yam”), a company indirectly controlled by IDB Development Company Ltd., the controlling shareholder of the Company and by Amot Investments Ltd. (“Amot”), with holdings in Gev Yam of 71% and 29%, respectively. The transaction is subject to a two nullifying conditions. Pursuant to the finalization of the transaction according to the terms of the agreement, the Company is expected to record in its financial statements net capital gains totaling approximately NIS 27.5 million. At the date of signing of financial statements the terms of the agreement did not fulfilled.

d.
On July 27, 2010 an associated company declared the distribution of a dividend up to amount of NIS 40 million from the retained earnings, subject to availability of funds and partners agreement. The dividend will be paid during the fourth quarter of 2010. The Company’s share in the dividend is up to NIS 20 million

HADERA PAPER LTD

SEPARATE FINANCIAL STATEMENTS

AS OF JUNE 30, 2010

HADERA PAPER LTD

SEPARATE FINANCIAL STATEMENTS
AS OF JUNE 30, 2010

TABLE OF CONTENTS

Page
Separate Financial Statements
Separate statements of financial position	H - 1
Separate Income Statements	H - 2
Separate Statements of comprehensive income	H - 2
Separate Statements of changes in shareholders' equity	H - 3 - H - 4
Separate Statements of Cash Flows	H - 5 - H - 6
Notes to the Separate Financial Statements	H - 7 - H - 9

HADERA PAPER LTD

SEPARATE STATEMENTS OF FINANCIAL POSITION

	June 30		December 31
	2010	2009	2009
	NIS in thousands
Current Assets
Cash and cash equivalents	216,100	779	363
Designated deposits	10,576	96,862	127,600
Trade receivables	2,367	10,559	4,347
Affiliated companies, net	56,946	404,201	548,181
Current tax assets	-	-	96
Total Current Assets	285,989	512,401	680,587
Non-Current Assets
Investment in associated companies	927,306	890,105	918,771
Loans to associated companies	666,242	69,197	69,706
Fixed assets	85,149	*96,604	*101,746
Real Estate Investment	24,349	-	-
Prepaid leasing expenses	25,091	*30,225	*29,756
Other assets	315	842	370
Deferred tax assets	11,820	14,460	13,223
Total Non-Current Assets	1,740,272	1,101,433	1,133,572

Total Assets	2,026,261	1,613,834	1,814,159
Current Liabilities
Credit from banks	40,017	85,003	102,446
Current maturities of long-term notes and long term loans	135,004	44,742	125,805
Trade payables	3,660	5,052	3,068
Other payables and accrued expenses	79,891	81,248	87,765
Financial liabilities at fair value through profit and loss	14,028	12,553	11,982
Short term employee benefit liabilities	2,919	3,643	5,303
Current tax liabilities	1,864	2,689	-
Total Current Liabilities	277,383	234,930	336,369
Non-Current Liabilities
Loans from banks and others	216,932	38,952	170,155
Notes	652,580	557,699	471,815
Employee benefit liabilities	3,911	6,295	3,775
Total Non-Current Liabilities	873,423	602,946	645,745

Capital and reserves	875,455	775,958	832,045

Total Liabilities and Equity	2,026,261	1,613,834	1,814,159

* Retroactively adjusted in respect of implementation of amendment to IAS 17, see note 2.

Z. Livnat	O. Bloch	S. Gliksberg
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial and Business Development Officer

Approval date of the separate financial statements: August 8, 2010

The accompanying notes are an integral part of the separate financial statements.

HADERA PAPER LTD

SEPARATE INCOME STATEMENTS

	Six month ended June 30		Three month ended June 30		Year ended December 31
	2010	2009	2010	2009	2009
	NIS in thousands
	(Unaudited)		(Unaudited)
Income
Revenues from services, net	7,379	4,368	7,305	1,705	6,430
Other income	-	17,769	-	4,350	19,624
Share in profits of associated companies - net	41,856	27,729	18,637	14,536	87,010
Finance income	5,479	3,005	5,457	460	5,557
	54,714	52,871	31,399	21,051	118,621

Cost and expenses

Other expenses	(720)	-	(3,056)	-	-

Finance expenses	(10,127)	(9,429)	(9,206)	(7,547)	(18,318)

Profit before taxes on income	43,867	43,442	19,137	13,504	100,303

Tax revenues (expenses) on the income	(1,539)	(8,726)	(1,099)	2,133	(9,073)

profit for the period	42,328	34,716	18,038	15,637	91,230

SEPARATE STATEMENT
OF COMPREHENSIVE INCOME

	Six month ended June 30		Three month ended June 30		Year ended December 31
	2010	2009	2010	2009	2009
	NIS in thousands
	(Unaudited)		(Unaudited)

Comprehensive Income	42,328	34,716	18,038	15,637	91,230

Actuarial loss and defined benefit plans, net	-	-	-	-	14
Share in Other Comprehensive Income of associated companies, net	(3,941)	7,189	693	1,779	5,184

Comprehensive Income (loss) for the period	(3,941)	7,189	693	1,779	5,198

Total other comprehensive income for the period	38,387	41,905	18,731	17,416	96,428

The accompanying notes are an integral part of the separate financial statements.

HADERA PAPER LTD

SEPARATE FINANCIAL STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(NIS in thousands)

	Share capital	Premium on shares	Share based payments reserves	Capital reserves resulting from tax benefit on exercise of employee options	Capital reserve from revaluation from step acquisition	Hedging reserves	Foreign currency translation reserves	Retained earnings	Total for Company shareholders
	NIS in thousands
	(Unaudited)

Balance - December 31, 2009 (Audited)	125,267	301,695	10,531	3,397	14,164	517	(22,872)	399,346	832,045
Adjustment of retained earnings in respect of implementation of amendment to IAS 17 (see note 2)	-	-	-	-	-	-	-	3,590	3,590
Balance - January 1, 2010	125,267	301,695	10,531	3,397	14,164	517	(22,872)	402,936	835,635
For the Six months ended June 30, 2010:
Comprehensive Income for the period	-	-	-	-	-	(932)	(2,938)	42,257	38,387
Depreciation of capital from revaluation from step acquisition to retained earnings	-	-	-	-	(872)	-	-	872	-
Share based payment	-	-	1,433	-	-	-	-	-	1,433
Exercise of employee options into shares	*	5,106	(5,106)	-	-	-	-	-	-
Balance – June 30, 2010	125,267	306,801	6,858	3,397	13,292	(415)	(25,810)	446,065	875,455

Balance - January 1, 2009	125,267	301,695	6,227	3,397	15,908	(5,092)	(22,186)	306,097	731,313
For the Six months ended June 30, 2009:
Comprehensive Income for the period	-	-	-	-	-	4,812	2,091	35,002	41,905
Depreciation of capital from revaluation from step acquisition to retained earnings	-	-	-	-	(872)	-	-	872	-
Share based payment	-	-	2,740	-	-	-	-	-	2,740
Balance – June 30, 2009	125,267	301,695	8,967	3,397	15,036	(280)	(20,095)	341,971	775,958

*	Represents an amount less than NIS 1,000.

The accompanying notes are an integral part of the condensed separate financial statements.

HADERA PAPER LTD

SEPARATE FINANCIAL STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(NIS in thousands)

	Share capital	Premium on shares	Share based payments reserves	Capital reserves resulting from tax benefit on exercise of employee options	Capital reserve from revaluation from step acquisition	Hedging reserves	Foreign currency translation reserves	Retained earnings	Total for Company shareholders
	NIS in thousands
	(Unaudited)

Balance - April 1, 2010	125,267	301,695	11,379	3,397	13,728	(490)	(26,517)	427,680	856,139
For the Three months ended June 30, 2010:
Comprehensive Income for the period	-	-	-	-	-	75	707	17,949	18,731
Depreciation of capital from revaluation from step acquisition to retained earnings	-	-	-	-	(436)	-	-	436	-
Share based payment	-	-	585	-	-	-	-	-	585
Exercise of employee options into shares	*	5,106	(5,106)	-	-	-	-	-	-
Balance – June 30, 2010	125,267	306,801	6,858	3,397	13,292	(415)	(25,810)	446,065	875,455

Balance - April 1, 2009	125,267	301,695	7,887	3,397	15,473	861	(22,930)	325,812	757,462
For the Three months ended June 30, 2009:
Total Comprehensive Income for the period	-	-	-	-	-	(1,141)	2,835	15,722	17,416
Depreciation of capital from revaluation from step acquisition to retained earnings	-	-	-	-	(437)	-	-	436	-
Share based payment	-	-	1,080	-	-	-	-	-	1,080
Balance – June 30, 2009	125,267	301,695	8,967	3,397	15,036	(280)	(20,095)	341,970	775,958

	(Audited)
Balance - January 1, 2009	125,267	301,695	6,227	3,397	15,908	(5,092)	(22,186)	306,097	731,313

For the Year ended December 31, 2009:
Total Comprehensive Income for the Year	-	-	-	-	-	5,609	(686)	91,505	96,428
Depreciation of capital from revaluation from step acquisition to retained earnings	-	-	-	-	(1,744)	-	-	1,744	-
Share based payment	-	-	4,304	-	-	-	-	-	4,304
Balance – December 31, 2009	125,267	301,695	10,531	3,397	14,164	517	(22,872)	399,346	832,045

*	Represents an amount less than NIS 1,000.

The accompanying notes are an integral part of the separate financial statements.

HADERA PAPER LTD

SEPARATE CASH FLOWS STATEMENTS

	Six month ended June 30		Three month ended June 30		Year ended December 31
	2010	2009	2010	2009	2009
	NIS in thousands
	(Unaudited)		(Unaudited)
Cash flows – operating activities
Profit for the period	42,328	34,716	18,038	15,637	91,230
Tax expenses (income) recognized in profit and loss	1,539	8,726	1,099	(2,133)	9,073
Financial expenses recognized in profit and loss, net	4,648	6,424	3,749	7,087	12,761
Share in profit of associated companies, net	(41,856)	(27,729)	(18,637)	(14,536)	(87,010)
Dividend received	29,940	32,770	9,980	-	61,814
Income from repayment of capital note to associated company	-	(16,418)	-	-	(16,418)
Capital loss (profit) on sell of fixed assets	(1,387)	15	36	15	34
Depreciation and amortization	3,761	2,313	2,013	1,064	5,127
Share based payments expenses	580	1,017	248	427	1,880
	39,553	41,834	16,526	7,561	78,491

Changes in assets and liabilities:
Decrease (Increase) in trade and other receivables	(86,364)	(194,815)	(11,990)	(54,126)	(313,050)
Decrease (Increase) in trade and other payables	(8,637)	10,416	(19,134)	(8,369)	21,702
Increase (decrease) in financial liabilities at fair value through profit and loss	2,046	(1,351)	2,696	(4,350)	(1,922)
Increase (decrease) in employee benefits and provisions	(2,309)	2,401	(333)	1,819	1,418
Cash used in operating activities	(55,711)	(141,515)	(12,235)	(57,465)	(213,361)

Proceeds (payments) Taxes	(1,323)	-	67	-	-

Net cash used in operating activities	(57,034)	(141,515)	(12,168)	(57,465)	(213,361)

The accompanying notes are an integral part of the separate financial statements.

HADERA PAPER LTD

SEPARATE CASH FLOWS STATEMENTS

	Six month ended June 30		Three month ended June 30		Year ended December 31
	2010	2009	2010	2009	2009
	NIS in thousands
	(Unaudited)		(Unaudited)
Cash flows – investing activities
Acquisition of fixed assets and Prepaid expenses in respect of a financing lease	(975)	(1,218)	(559)	(375)	*(5,089)
Proceeds from fixed assets and other assets	1,483	414	60	414	747
Decrease (Increase) in designated deposits, net	114,557	155,896	75,900	(15,381)	124,614
Interest received	635	885	391	124	1,292
Net cash generated (Cash used) investing activities	115,700	155,977	75,792	(15,218)	121,564

Cash flows – financing activities
Short-term bank credit – net	(62,429)	42,335	(20,039)	84,970	59,778
Borrowings received from banks	70,000	-	-	-	156,490
Repayment of borrowings from banks	(14,233)	(6,261)	(6,158)	(3,136)	(12,568)
Repayment of capital note	-	(32,770)	-	-	(32,770)
Interest Paid	(16,153)	(9,892)	(2,763)	(1,282)	(38,753)
Issuance of bonds	179,886		179,886
Redemption of notes	-	(7,505)	-	(7,505)	(40,427)
Net cash generated (used in) by financing activities	157,071	(14,093)	150,926	73,047	91,750

Increase (Decrease) in cash and cash equivalents	215,737	369	214,550	364	(47)
Cash and cash equivalents – beginning of period	363	410	1,550	415	410
Cash and cash equivalents – end of period	216,100	779	216,100	779	363

* Retroactively adjusted in respect of implementation of amendment to IAS 17, see note 2.

The accompanying notes are an integral part of the separate financial statements.

HADERA PAPER LTD

NOTES TO SEPARATE FINANCIAL STATEMENTS

NOTE 1  -  GENERAL

The separate financial statements of the Company are prepared in accordance with the provisions of Regulation 38d to the Securities Regulations (Immediate and Periodic Reports), 1970.

A.	Definitions:

The Company	-	Hadera Paper Limited.

Affiliated Companies	-	As defined by note 1b of the conciliated financial statement of the company as of December 31, 2009.

B.	Accounting policy:

The separate financial statements were drawn up in accordance with the accounting policy set forth in note 2 of the consolidated financial statements of the Company, except for changes in the accounting policy that arose from the implementation of standards, amendment to standards and new interpretations that became effective on the date of the financial statements as specified in Section c and note 3 of the consolidated financial statements of the Company.

NOTE 2  -  RECENTLY PUBLISHED IFRS AND INTERPRETATIONS:

   Standards and new interpretations that influence this reporting period and/or previous reporting periods:

▪
Amendment to IAS17 "leases"

As part of the annual improvements project, for 2009, IAS 17 "Leases" was amended.

Amendment to IAS 17, “Leases”, provides for the classification of land leases as a financing lease or an operating lease in accordance with the general principles of the Standard, taking into consideration the fact that the land is an asset with an infinite economic life. As part of the amendment, the sweeping prohibition to classify land as an operating lease was cancelled when the land is not transferred to the less or at the end of the leasing period.

The amendment is to be retroactively applied in annual reporting periods commencing on January 1, 2010 or thereafter. Early adoption is permitted.

The amendment is to be retroactively applied to existing leases for which the required information is available at the initial date of the lease.

Land leases for which the required information is unavailable are to be reviewed as for the date of the adoption of the amendment.

1)
The Company has lands and buildings that are leased to an associated company and which, until the amendment of IAS 17, have been presented as an operating lease. In accordance with the amendment to IAS 17, these leases meet the definition of financing lease and therefore are classified as investment property measured at fair value, in accordance with the Group's policy. Since the information on the fair value of the lands in previous periods is not available, the Company has recognized the property at fair value as of the date of implementation of the amendment. As a result of implementing the amendment, as of January 1, 2010, a sum of NIS 24,349 thousands was recognized in investment property, a sum of NIS 787 thousands was recognized in deferred tax liabilities and a sum of NIS 74 thousands in account payables and accrued expenses (in respect of liability for a financing lease). Pursuant to the transitional provisions of the amendment, the difference in the amount of NIS 3,590 thousands was recognized in retained earnings.

HADERA PAPER LTD

NOTES TO SEPARATE FINANCIAL STATEMENTS

NOTE 2  -  RECENTLY PUBLISHED IFRS AND INTERPRETATIONS (cont.):

Standards and new interpretations that influence this reporting period and/or Previous reporting periods (continued):

▪	Amendment to IAS17 "leases" (cont.)

2)
The Company has lands (which do not constitute investment property at fair value), which have been leased from the Israel Land Administration and the leasing fees in respect thereof have been paid in full. Following the amendment amounts in respect of the above leases, which have been presented in the financial statements as of December 31, 2009 under "prepaid expenses in respect of an operating lease" are now presented under "fixed assets".

The effect of the retroactive implementation of the amendment on the statement of financial position in the current and previous periods:

	June 30	June 30	December 31
	2010	2009	2009
	NIS in thousands

Increase in fixed assets	7,549	6,638	6,847
Decrease in long-term expenses for lease	(7,549)	(6,638)	(6,847)

3)
The Company has lands (which do not constitute investment property measured at fair value) which are held as part of a leasing agreement with the Israel Land Administration, the payment in respect thereof is made periodically. Since the information as of the date the commencement of the leases is not available, the Company recognizes the asset and liability related to the lease of the land, which was recognized again as a financing lease, at fair value as of the date of implementation of the amendment; the difference between the fair value of the asset and the fair value of the related liability was recognized in "retained earnings".

As a result of implementing the amendment, commencing from 2010, some of the leases that were treated until December 31, 2009 as operating leases, have been reclassified as financing leases.

Following the implementation of the amendment, on January 1, 2010, a sum of NIS 407 thousands was recognized in "fixed assets" and a sum of NIS 73 thousands was recognized in "accounts payable and accrued expenses" (in respect of a liability for a financing lease). In addition, prepaid expenses in respect of a lease have decreased by NIS 334 thousands.

HADERA PAPER LTD

NOTES TO SEPARATE FINANCIAL STATEMENTS

NOTE 3               -    MATERIAL ENGAGEMENTS AND TRANSACTIONS WITH INVESTEE COMPANIES

On June 30, 2010, the Company granted a loan to the subsidiary Hadera Paper Industries, in the amount of NIS 595,000 thousands for a period of seven years, to cover the financing of the investment made by Hadera Paper Industries in the Machine 8 project. The loan agreement formalized in writing the arrangement that actually existed between the companies in the preceding years as well, since the time that the balance between the parties started to accrue. The annual interest rate of the loan is 6.55% on the outstanding balance of the principal of the loan and will be repaid to Hadera Paper on a quarterly basis, starting September 30, 2010. The principal of the loan will be repaid in seven equal installments, each amounting to NIS 85 million, on June 30th of each of the years between 2011 and 2017.

The annual interest rate of 6.55%, is in line with the existing weighted rate of interest on the loans and liabilities of Hadera Paper on account of the debt raised by Hadera Paper for the purpose of financing the investment of Hadera Paper Industries in Machine 8, that is equal to the sum of the loan.

Enclosed please find the financial reports of the following associated companies:

-	Mondi Hadera Paper Ltd.

-	Hogla-Kimberly Ltd.

Hadera-Paper LTD group
Meizer st' Industrial Zone,
P.O.B 142 Hadera 38101,Israel
Tel: 972-4-6349402
Fax: 972-4-6339740
hq@hadera-paper.co.il

www.hadera-paper.co.il

Exhibit 4

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF JUNE 30, 2010

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF JUNE 30, 2010

Report on review of Interim Financial Information
To the shareholders of Mondi Hadera Paper Ltd.

Introduction

We have reviewed the accompanying condensed interim consolidated statement of financial position of Mondi Hadera Paper Ltd. ("the Company") as of June 30, 2010 and the related condensed interim consolidated statements of income, statement of comprehensive income, changes in equity and cash flows for the six and three months period then ended. The board of directors and management are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 "Interim Financial Reporting". Our responsibility is to express a conclusion on this financial information based on our review.

Scope of Review

We conducted our review in accordance with review standard No. 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Company". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with accepted auditing standards in Israel, and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with International Accounting Standard 34 "Interim Financial Reporting".

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

July 26, 2010
Haifa, Israel.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(NIS in thousands)

	June 30,		December 31,
	2010	2009	2009
Assets

Current assets
Cash and cash equivalents	5,964	5,052	17,076
Trade receivables	201,486	180,597	184,415
Other receivables	8,433	2,569	2,018
Inventories	135,094	125,981	108,202
Total current assets	350,977	314,199	311,711

Non-current assets
Property, plant and equipment	142,787	150,386	146,731
Goodwill	3,177	3,177	3,177
Long term trade receivables	-	199	167
Total non-current assets	145,964	153,762	150,075

Total assets	496,941	467,961	461,786

Equity and liabilities
Current liabilities
Short-term bank credit	70,191	98,578	69,440
Current maturities of long-term bank loans	5,938	15,032	10,599
Financial liabilities carried at fair value through profit or loss	-	2,228	-
Trade payables	137,897	91,073	105,624
Hadera Paper Ltd. Group, net	51,016	60,930	57,595
Other financial liabilities	-	3,583	432
Current tax liabilities	7,850	300	3,701
Other payables and accrued expenses	18,385	17,874	21,079
Accrued severance pay, net	200	285	206
Total current liabilities	291,477	289,883	268,676

Non-current liabilities
Long-term bank loans	10,599	16,537	13,019
Deferred taxes	22,161	27,388	22,704
Employees Benefits	2,516	2,097	2,079
Total non-current liabilities	35,276	46,022	37,802

Commitments and contingent liabilities

Shareholders' equity
Share capital	1	1	1
Premium	43,352	43,352	43,352
Capital reserves	929	(1,723)	929
Retained earnings	125,906	90,426	111,026
	170,188	132,056	155,308

Total equity and liabilities	496,941	467,961	461,786

D. Muhlgay Finance Director	A. Solel General Manager	P. Machacek Chairman of the Supervisory Board

Approval date of the interim financial statements: July 26, 2010.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED INCOME STATEMENT
(NIS in thousands)

	Six months ended		three months ended		Year ended December 31.
	June 30,		June 30,
	2010	2009	2010	2009	2009
	(Unaudited)		(Unaudited)

Revenue	357,460	343,560	184,770	161,528	669,222
Cost of sales	305,282	301,582	153,530	138,466	578,537
Gross profit	52,178	41,978	31,240	23,062	90,685

Operating costs and expenses
Selling expenses	20,197	20,683	10,545	9,766	39,694
General and administrative expenses	8,944	5,383	6,056	2,734	10,826
Other (income) expenses	(153)	11	-	66	(376)
	28,988	26,077	16,601	12,566	50,144

Operating profit	23,190	15,901	14,639	10,496	40,541

Finance income	(2)	(99)	(1)	-	(104)
Finance costs	3,486	5,131	2,721	4,469	11,363
Finance cost, net	3,484	5,032	2,720	4,469	11,259

Profit before tax	19,706	10,869	11,919	6,027	29,282

Income tax charge	(4,826)	(2,798)	(2,932)	(1,545)	611

Profit for the period	14,880	8,071	8,987	4,482	28,671

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED COMPREHENSIVE INCOME
(NIS in thousands)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2010	2009	2010	2009	2009
	(Unaudited)		(Unaudited)

Profit for period	14,880	8,071	8,987	4,482	28,671

Cash flow hedges, net	-	(935)	-	3	80
Transfer to profit or loss from equity on cash flow hedge	-	2,362	-	1,394	3,999
Total comprehensive income for the period (net of tax)	14,880	9,498	8,987	5,879	32,750

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share		Capital	Retained
	capital	Premium	reserves	earnings	Total

Six months ended June 30, 2010 (unaudited)
Balance – January 1, 2010	1	43,352	929	111,026	155,308
Profit for the period	-	-	-	14,880	14,880
Total comprehensive income for the period	-	-	-	14,880	14,880
Balance – June 30, 2010	1	43,352	929	125,906	170,188

Six months ended June 30, 2009 (unaudited)
Balance – January 1, 2009	1	43,352	(3,150)	82,355	122,558
Profit for the period	-	-	-	8,071	8,071
Other comprehensive income for the period	-	-	1,427	-	1,427
Total comprehensive income for the period	-	-	1,427	8,071	9,498
Balance – June 30, 2009	1	43,352	(1,723)	90,426	132,056

Three months ended June 30, 2010 (Unaudited)
Balance - April 1, 2010	1	43,352	929	116,919	161,201
Profit for the period	-	-	-	8,987	8,987
Total comprehensive income for the period	-	-	-	8,987	8,987
Balance - June 30, 2010	1	43,352	929	125,906	170,188

Three months ended June 30, 2009 (Unaudited)
Balance – April 1, 2009	1	43,352	(3,120)	85,944	126,177
Profit for the period	-	-	-	4,482	4,482
Other comprehensive income for the period	-	-	1,397	-	1,397
Total comprehensive income for the period	-	-	1,397	4,482	5,879
Balance – June 30, 2009	1	43,352	(1,723)	90,426	132,056

Year ended December 31, 2009
Balance - January 1, 2009	1	43,352	(3,150)	82,355	122,558
Profit for the period	-	-	-	28,671	28,671
Other comprehensive income for the period	-	-	4,079	-	4,079
Total comprehensive income for the year	-	-	4,079	28,671	32,750
Balance - December 31, 2009	1	43,352	929	111,026	155,308

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 1 0	2 0 0 9	2 0 0 9
	Unaudited		Unaudited

Cash flows - operating activities
Profit for the period	14,880	8,071	8,987	4,482	28,671
Adjustments to reconcile net profit to net cash used in operating activities (Appendix A)	(14,899)	3,286	(13,420)	13,409	38,406
Net cash (used in) provided by operating activities	(19)	11,357	(4,433)	17,891	67,077

Cash flows – investing activities
Acquisition of property plant and equipment	(2,020)	(2,191)	(1,097)	(727)	(4,383)
Proceeds from sale of property plant and Equipment	180	275	-	110	676
Interest received	2	63	-	23	104
Net cash used in investing activities	(1,838)	(1,853)	(1,097)	(594)	(3,603)

Cash flows – financing activities
Short-term bank credit, net	751	(6,810)	11,817	(20,632)	(35,948)
Repayment of long-term bank loans	(7,101)	(7,872)	(4,111)	(5,073)	(15,929)
Interest paid	(2,501)	(4,095)	(1,790)	(2,836)	(7,894)
Net cash (used in) provided by financing activities	(8,851)	(18,777)	5,916	(28,541)	(59,771)

(Decrease) Increase in cash and cash equivalents	(10,708)	(9,273)	386	(11,244)	3,703

Cash and cash equivalents at the beginning of the financial period	17,076	13,315	5,559	16,115	13,315

Net foreign exchange difference on cash and cash equivalents	(404)	1,010	19	181	58

Cash and cash equivalents of the end of the financial period	5,964	5,052	5,964	5,052	17,076

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED APPENDICES TO STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 1 0	2 0 0 9	2 0 0 9
	Unaudited		Unaudited

A. Adjustments to reconcile net profit to net cash (used in) provided by operating activities

Finance expenses recognized in profit and loss, net	3,484	5,032	2,720	4,469	11,259
Taxes on income recognized in profit and loss	4,826	2,798	2,932	1,545	611
Depreciation and amortization	5,937	5,960	2,968	3,045	12,028
Capital (gain) loss on disposal of property plant and equipment	(153)	11	-	66	(376)

Changes in assets and liabilities:
(Increase) Decrease in trade receivables and other receivables	(23,129)	(11,808)	(13,118)	3,042	(16,582)
(Increase) Decrease in inventories	(26,892)	14,021	(28,538)	(10,896)	31,565
Increase (Decrease) in trade and other payables, and accrued expenses	28,835	(4,011)	20,988	14,468	11,991
Decrease in Hadera Paper Ltd. Group, net	(6,579)	(8,684)	(1,200)	(2,319)	(12,019)
	(13,671)	3,319	(13,248)	13,420	38,477

Income tax paid	(1,228)	(33)	(172)	(11)	(71)
	(14,899)	3,286	(13,420)	13,409	38,406

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 31, 2010

NOTE 1 -
DESCRIPTION OF BUSINESS AND GENERAL

Description of Business

Mondi Hadera Paper Ltd. (“the Company”) was incorporated and commenced operations on January 1, 2000. The Company and its Subsidiaries are engaged in the production and marketing of paper, mainly in Israel.

The Company is presently owned by Neusiedler Holdings BV. (“NL” or the “Parent Company”) (50.1%) and Hadera Paper Ltd. (49.9%).

NOTE 2        -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.
Basis of preparation

The condensed financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting.

The unaudited condensed interim consolidated financial statements as of June 30, 2010 and for the six and three months then ended (“interim financial statements") of the Company and subsidiaries should be read in conjunction with the audited consolidated financial statements of the Company and subsidiaries as of December 31, 2009 and for the year then ended, including the notes thereto.

B.
Significant accounting policies

The same accounting policies, presentation and methods of computation have been followed in these condensed financial statements as were applied in the preparation of the Group's financial statements for the year ended 31 December 2009.

C.
Standards and Interpretations issued but are not yet effective.

For information about dates of initial application, instruction for initial application and the expected influence of the standards that are not yet effective, please see note 2 S of the financial statements as of December 31, 2009.

D.
Improvement to International Financial Reporting Standards (IFRS) 2010

In May 2010 the IASB published a series of improvements for IFRS.

Improvements include amendments to some of the standards, which change the manner of presentation, recognition and measurement of different items in the financial statements. The improvements will be applied to reporting periods starting January 1, 2011. The company chose to adopt in early adoption the following improvements:

•
Amendment IAS 1 "presentation of financial statements", which stipulates that changes in the components of the other comprehensive income will be presented in the statement of changes in equity or in the notes to the financial statements, according to the company's policy.

In accordance to the above, the company presents the changes in the components of the other comprehensive income in the changes in shareholder equity statements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2010

NOTE 2       -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

E.	Exchange Rates and Linkage Basis Following are the changes in the representative exchange rates of the Euro and the U.S. dollar vis-a-vis the NIS and in the Israeli Consumer Price Index (“CPI”):

As of:	Representative exchange rate of the Euro (NIS per €1)	Representative exchange rate of the dollar (NIS per $1)	CPI “in respect of” (in points)

June 30, 2010	4.7575	3.875	115.53
June 30, 2009	5.540	3.944	112.80
December 31, 2009	5.4417	3.775	114.77

Increase (decrease) during the:	%	%	%
Six months ended June 30, 2010	(12.5)	2.6	0.66
Three months ended June 30, 2010	(4.7)	4.36	1.53
Six months ended June 30, 2009	4.58	3.73	2.04
Three months ended June 30, 2009	(0.61)	(5.28)	2.17
Year ended December 31, 2009

NOTE 3      -    RELATED PARTIES AND INTERESTED PARTIES

A.	Balances with Related Parties

	Hadera Paper and its subsidiaries			Neusiedler Holding and its related parties
	June 30,		December 31,	June 30,		December 31,
	2010	2009	2009	2010	2009	2009
	(Unaudited)			(Unaudited)

Other payables and accrued expenses	-	-	-	-	-	166
Trade payables	51,016	60,930	57,595	1,016	3,197	2,752

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2010

NOTE 3       -    RELATED PARTIES AND INTERESTED PARTIES (Cont.)

B.	Transactions with Related Parties

	Hadera Paper and its subsidiaries			Neusiedler Holding and its related parties
	Six months ended June 30,		Year ended December 31,	Six months ended June 30,		Year ended December 31,
	2010	2009	2009	2010	2009	2009
	(Unaudited)			(Unaudited)

Sales	18,118	10,763	23,453	-	-	-
Purchases of goods	-	-	-	1,256	3,380	6,225
Cost of sales	41,214	39,929	85,709	1,248	1,122	1,818
Sales, general and Administrative expenses	1,437	1,157	3,020	-	-	166
Financing expenses, net	823	1,445	3,349	-	-	-

C.	(1)	The Group leases its premises from Hadera paper and receives services (including energy, water, maintenance and professional services) under agreements, which are renewed based on shareholders agreements.

(2)	The Group is obligated to pay commissions to Mondi Neuseiedler Gmbh.

(3)
Negotiations between the company and its two shareholders are currently being held regarding the transfer of logistic activities from the Hadera, Holon and Haifa sites of the company to a central logistic site which is in process of being built. The minority shareholder of the company has signed an operational lease agreement on September 18, 2008 under which it has undertaken to lease the site for two of its subsidiaries and for the company. The total monthly rental fee according to this agreement is 1,135 thousand NIS (linked to the Israeli CPI) and the company's part of the site is planned to be 36%. The company has signed a guarantee for its future part of the site agreement.

NOTE 4               -    SUBSEQENT EVENTS

                                   On July 26, 2010 the board of directors decided to distribute Dividend in the amount of Euro 1.2 million. The dividend will be paid during the third quarter of 2010.

Exhibit 5

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF JUNE 30, 2010

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF JUNE 30, 2010

Report on review of interim Financial Information to the shareholders of Hogla-Kimberly Ltd.

Introduction

We have reviewed the accompanying Condensed Interim Consolidated statement of financial position of Hogla Kimberly LTD. ("the Company") as of June 30, 2010 and the related Condensed Interim Consolidated statements of income, statement of comprehensive income, changes in equity and cash flows for the six and three months then ended. The board of directors and management are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 "Interim Financial Reporting". Our responsibility is to express a conclusion on this financial information based on our review.

Scope of Review

We conducted our review in accordance with review standard No. 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Company". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with accepted auditing standards in Israel, and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with International Accounting Standard 34 "Interim Financial Reporting".

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu
Israel
July 27, 2010

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(NIS in thousands)

	As of June 30,		As of December 31,
	2 0 1 0	2 0 0 9	2 0 0 9
	(Unaudited)
Current Assets
Cash and cash equivalents	49,543	28,344	106,996
Trade receivables	314,423	313,099	289,680
Inventories	226,132	229,424	180,631
Current tax assets	44	-	-
Other current assets	7,832	6,958	5,757
	597,974	577,825	583,064
Non-Current Assets
VAT Receivable	49,013	40,825	47,171
Property plant and equipment	331,349	322,167	334,604
Goodwill	18,208	19,041	18,650
Employee benefit asset	575	288	517
Deferred tax assets	5,263	5,895	4,899
Prepaid expenses for operating lease	1,701	1,829	1,765
	406,109	390,045	407,606
	1,004,083	967,870	990,670
Current Liabilities
Borrowings	35,659	24,590	25,977
Trade payables	329,804	296,608	296,359
Employee benefit obligations	13,890	13,195	12,855
Current tax liabilities	9,976	10,274	26,631
Dividend payables	40,000	39,190	40,000
Other payables and accrued expenses	52,913	57,234	57,873
	482,242	441,091	459,695
Non-Current Liabilities
Borrowings	20,530	47,262	33,736
Employee benefit obligations	7,452	8,277	7,515
Deferred tax liabilities	34,780	38,795	33,631
	62,762	94,334	74,882
Capital and reserves
Issued capital	265,246	265,246	265,246
Reserves	(66,030)	(55,165)	(60,156)
Retained earnings	259,863	222,364	251,003
	459,079	432,445	456,093
	1,004,083	967,870	990,670

G. Calovo Paz	O. Lux	A. Melamud
Chairman of the Board of Directors	Chief Financial Officer	Chief Executive Officer

Approval date of the interim financial statements: July 27, 2010.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED INCOME STATEMENTS
(NIS in thousands)

	Six months ended		Three months ended		Year ended
	June 30,		June 30,		December 31,
	2 0 1 0	2 0 0 9	2 0 1 0	2 0 0 9	2 0 0 9
	(Unaudited)		(Unaudited)

Revenue	858,896	884,225	416,540	446,408	1,726,627
Cost of sales	578,059	604,162	277,791	302,323	1,164,949
Gross profit	280,837	280,063	138,749	144,085	561,678

Operating costs and expenses
Selling and marketing expenses	159,422	155,192	78,340	76,825	304,776
General and administrative expenses	31,413	36,632	14,438	18,961	63,097
Other Income	(3,131)	-	-	-	-
Operating profit	93,133	88,239	45,971	48,299	193,805

Finance expenses	(3,257)	(8,434)	49	(2,562)	(3,041)
Finance income	1,153	7,890	(1,787)	3,493	4,557

Profit before tax	91,029	87,695	44,233	49,230	195,321
Income taxes charge	22,169	24,254	10,653	14,237	44,226

Profit for the period	68,860	63,441	33,580	34,993	151,095

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(NIS in thousands)

	Six months ended		Three months ended		Year ended
	June 30,		June 30,		December 31,
	2 0 1 0	2 0 0 9	2 0 1 0	2 0 0 9	2 0 0 9
	(unaudited)		(unaudited)
Profit for period	68,860	63,441	33,580	34,993	151,095
Exchange differences arising on translation of foreign operations	(5,887)	4,190	1,417	5,681	(1,375)
Cash flow hedges	(805)	1,428	518	(1,279)	766
Transfer to profit or loss from equity on cash flow hedge	821	(3,711)	1,008	(2,450)	(2,270)
Income tax relating to components of other comprehensive income	(3)	608	(382)	970	403

Other comprehensive income for the period (net of tax)	(5,874)	2,515	2,561	2,922	(2,476)

Total comprehensive income for the period	62,986	65,956	36,141	37,915	148,619

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Capital reserves	Foreign currency translation reserve	Cash flow hedges	Retained earnings	Total
Six months ended
June 30, 2010 (unaudited)

Balance - January 1, 2010	29,638	235,608	(60,228)	72	251,003	456,093
Profit for the period	-	-	-	-	68,860	68,860
Exchange differences arising on translation of foreign operations	-	-	(5,887)	-	-	(5,887)
Cash flow hedges	-	-	-	13	-	13
Dividend	-	-	-	-	(60,000)	(60,000)
Balance - June 30, 2010	29,638	235,608	(66,115)	85	259,863	459,079

	Share capital	Capital reserves	Foreign currency translation reserve	Cash flow hedges	Retained earnings	Total
Six months ended
June 30, 2009 (unaudited)

Balance - January 1, 2009	29,638	235,608	(58,853)	1,173	233,423	440,989
Profit for the period	-	-	-	-	63,441	63,441
Exchange differences arising on translation of foreign operations	-	-	4,190	-	-	4,190
Cash flow hedges	-	-	-	(1,675)	-	(1,675)
Dividend	-	-	-	-	(74,500)	(74,500)
Balance - June 30, 2009	29,638	235,608	(54,663)	(502)	222,364	432,445

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Capital reserves	Foreign currency translation reserve	Cash flow hedges	Retained earnings	Total
Three months ended
June 30, 2010 (unaudited)

Balance - March 31, 2010	29,638	235,608	(67,532)	(1,059)	266,283	462,938
Profit for the period	-	-	-	-	33,580	33,580
Exchange differences arising on translation of foreign operations	-	-	1,417	-	-	1,417
Cash flow hedges	-	-	-	1,144	-	1,144
Dividend	-	-	-	-	(40,000)	(40,000)
Balance - June 30, 2010	29,638	235,608	(66,115)	85	259,863	459,079

	Share capital	Capital reserves	Foreign currency translation reserve	Cash flow hedges	Retained earnings	Total
Three months ended June 30, 2009 (unaudited)

Balance - March 31, 2009	29,638	235,608	(60,344)	2,257	187,371	394,530
Profit for the period	-	-	-	-	34,993	34,993
Exchange differences arising on translation of foreign operations	-	-	5,681	-	-	5,681
Cash flow hedges	-	-	-	(2,759)	-	(2,759)
Balance - June 30, 2009	29,638	235,608	(54,663)	(502)	222,364	432,445

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Capital reserves	Foreign currency translation reserve	Cash flow hedges	Retained earnings	Total

Year ended December 31, 2009
Balance - January 1, 2009	29,638	235,608	(58,853)	1,173	233,423	440,989
Profit for the year	-	-	-	-	151,095	151,095
Exchange differences arising on translation of foreign operations	-	-	(1,375)	-	-	(1,375)
Cash flow hedges	-	-	-	(1,101)	-	(1,101)
Dividend	-	-	-	-	(133,515)	(133,515)
Balance - December 31, 2009	29,638	235,608	(60,228)	72	251,003	456,093

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Six months ended		Three months ended		Year ended
	June 30,		June 30,		December 31,
	2 0 1 0	2 0 0 9	2 0 1 0	2 0 0 9	2 0 0 9
	(unaudited)		(unaudited)
Cash flows – operating activities
Profit for the period	68,860	63,441	33,580	34,993	151,095
Adjustments to reconcile operating profit to net cash provided by operating activities (Appendix A)	(39,824)	5,666	(59,029)	19,506	90,548
Net cash generated by
operating activities	29,036	69,107	(25,449)	54,499	241,643

Cash flows – investing activities
Acquisition of property plant and equipment	(23,843)	(23,517)	(10,289)	(9,847)	(42,484)
Proceeds from disposal of Property plant and equipment	22	24	9	2	32
Proceeds from realization of trademark	3,131	-	-	-	-
Repayment of capital note by shareholders	-	32,770	-	-	32,770
Interest received	97	237	64	110	1,495
Net cash provided by (used in) investing activities	(20,593)	9,514	(10,216)	(9,735)	(8,187)

Cash flows – financing activities
Dividend paid	(60,000)	(32,770)	(20,000)	-	(93,515)
Borrowings paid	(12,473)	(11,781)	(6,281)	(5,932)	(23,904)
Short-term bank credit	9,050	(28,122)	9,013	(32,493)	(28,139)
Interest paid	(1,548)	(2,245)	(1,162)	(498)	(3,381)
Net cash Provided by (used in) financing activities	(64,971)	(74,918)	(18,430)	(38,923)	(148,939)

Net increase (decrease) in cash and cash equivalents	(56,528)	3,703	(54,095)	5,841	84,517
Cash and cash equivalents – beginning of period	106,996	23,219	103,100	20,394	23,219
Effects of exchange rate changes on the balance of cash held in foreign currencies	(925)	1,422	538	2,109	(740)
Cash and cash equivalents - end of period	49,543	28,344	49,543	28,344	106,996

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
APPENDICES TO CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Six months ended		Three months ended		Year ended
	June 30,		June 30,		December 31,
	2 0 1 0	2 0 0 9	2 0 1 0	2 0 0 9	2 0 0 9
	(Unaudited)		(Unaudited)
A. Adjustments to reconcile operating profit to net cash
generated (used) by operating activities

Finance expenses paid adjustment
to profit	1,451	2,008	1,098	388	4,426
Taxes on income recognized in profit and loss	22,169	24,254	10,653	14,237	44,226
Depreciation and amortization	14,700	13,851	7,110	7,900	29,213
Capital loss (gain) on disposal of property, plant and equipment	890	566	696	105	948
Capital gain from realization of trademark	(3,140)	-	-	-	-

Changes in assets and liabilities:
Decrease (Increase) in trade receivables	(30,931)	(48,040)	(366)	2,909	(19,566)
Decrease (Increase) in other current assets	(2,095)	(546)	(1,440)	2,509	597
Decrease (Increase) in inventories	(47,273)	6,185	(42,863)	(1,769)	54,144
Increase in trade payables	36,475	21,410	8,342	8,228	11,927
Net change in balances with related parties	20,019	(6,093)	(6,749)	(5,619)	(12,911)
Increase (decrease) in other payables and accrued expenses	(12,024)	10,248	(11,065)	2,194	12,303
Effect of exchange rate differences on dividend payables	-	(2,540)	-	(2,540)	(2,540)
Decrease (increase) in other long term asset	(2,987)	1,373	(4,891)	910	(5,947)
Change in employee benefit obligations, net	979	2,389	(295)	(401)	1,089
	(1,767)	25,065	(39,770)	29,051	117,909
Income taxes received	67	642	67	642	10,880
Income taxes paid	(38,133)	(20,041)	(19,326)	(10,187)	(38,241)
	(39,833)	5,666	(59,029)	19,506	90,548

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2010

NOTE 1 -	DESCRIPTION OF BUSINESS AND GENERAL

A.	Description Of Business

Hogla Kimberly Ltd. (“the Company”) and its Subsidiaries are engaged principally in the production and marketing of paper and hygienic products. The Company’s results of operations are affected by transactions with shareholders and affiliated companies.

The Company is owned by Kimberly Clark Corp. (“KC” or the “Parent Company”) (50.1%) Hadera Paper Ltd. (49.9%).

B.	Definitions:

The Company	-	Hogla-Kimberly Ltd.

The Group	-	the Company and its Subsidiaries.

Subsidiaries	-	companies in which the Company control, (as defined by IAS 27) directly or indirectly, and whose financial statements are fully consolidated with those of the Company.

Related Parties	-	as defined by IAS 24.

Interested Parties	-	as defined in the Israeli Securities Regulations (Annual Financial Statements), 2010.

Controlling Shareholder	-	as defined in the Israeli Securities law and Regulations 1968.

NIS	-	New Israeli Shekel.

CPI	-	the Israeli consumer price index.

Dollar	-	the U.S. dollar.

YTL	-	the Turkish New Lira.

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Applying International Accounting Standards (IFRS)

Basis of preparation

The condensed interim financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards and in accordance with International Accounting Standard (IAS) 34 – "Interim Financial Reporting".

The unaudited condensed interim consolidated financial statements as of June 30, 2010 and for the six and three months then ended (“interim financial statements") of the Company and subsidiaries should be read in conjunction with the audited consolidated financial statements of the Company and subsidiaries as of December 31, 2009 and for the year then ended, including the notes thereto.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2010

NOTE 2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

B.	Significant accounting policies

The same accounting policies, presentation and methods of computation have been followed in these condensed financial statements as were applied in the preparation of the Group's financial statements for the year ended 31 December 2009.

C.	Standards and Interpretations issued but are not yet effective.

For information about dates of initial application, instruction for initial application and the expected influence of the standards that are not yet effective, please see note 2 S of the financial statements as of December 31, 2009.

D.	Improvement to International Financial Reporting Standards (IFRS) 2010

In May 2010 the IASB published a series of improvements for IFRS.

Improvements include amendments to some of the standards, which change the manner of presentation, recognition and measurement of different items in the financial statements. The improvements will be applied to reporting periods starting January 1, 2011. The company chose to adopt in early adoption the following improvements:

•
Amendment IAS 1 "presentation of financial statements", which stipulates that changes in the components of the other comprehensive income will be presented in the statement of changes in equity or in the notes to the financial statements, according to the company's policy.

In accordance to the above, the company presents the changes in the components of the other comprehensive income in the changes in shareholder equity statements.

E.	Exchange Rates and Linkage Basis

Following are the changes in the representative exchange rates of the U.S. dollar vis-a-vis the NIS and the Turkish Lira and in the Israeli Consumer Price Index (“CPI”):

As of:	Turkish Lira exchange rate vis-a-vis the U.S. dollar (TL’000 per $1)	Representative exchange rate of the dollar (NIS per $1)	CPI “in respect of” (in points)

June 30, 2010	1,593	3.875	115.53
June 30, 2009	1,539	3.919	111.82
December 31, 2009	1,515	3.775	114.77

Increase (decrease) during the:	%	%	%
Six months ended June 30, 2010	5.14	2.65	0.66
Three months ended June 30, 2010	3.77	4.36	1.54
Six months ended June 30, 2009	1.17	3.08	1.25
Three months ended June 30, 2009	(8.77)	(6.42)	1.39
Year ended December 31, 2009	(0.4)	(0.71)	3.9

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2010

NOTE 3 -	SEGNIFICANT TRANSACTIONS AND EVENTS (Cont.)

A.
On October 22, 2009 the board of directors decided to distribute Dividend in the amount of NIS 40 million from the unapproved enterprise retained earnings accumulated as of September 30, 2009 to the holders of the ordinary shares. The dividend was paid on January 20, 2010.

B.
On February 18, 2010 the board of directors decided to distribute Dividend in the amount of NIS 20 million from the unapproved enterprise retained earnings to the holders of the ordinary shares. The dividend was paid on May 12, 2010.

C.
On April 22, 2010, the board of directors decided to distribute Dividend in the amount of NIS 40 million from the unapproved enterprise retained earnings to the holders of the ordinary shares. The dividend was paid on July 15, 2010

D.	During 2009, as part of a formal tax inspection of the Turkish Tax Authorities, KCTR's Financial Reports for the years 2004-2008 were examined.

On February 16, 2010, KCTR received a tax inspection report, following the aforementioned inspection, according to which KCTR is required to an additional tax payment for two matters audited, as detailed below, on the total amount of 135 millions YTL (approximately 89 millions USD) including interest and penalty.

KCTR has provided a provision at its Financial Reports for June 30, 2010, with regards to one of these two matters (Stamp Tax) of 264 thousands YTL, which KCTR consider to be the required estimated cash outflow for the matter. On July amount of 264 thousands YTL was paid to Turkish Tax Authorities regarding settlement in the stamp duty issue.

Regarding the second matter, which is the essential part of the tax demand (tax on capital injection from Hogla- Kimberly to KCTR), KCTR, based on its tax consultant opinion, estimates that the likelihood that it will be demanded for the additional tax payment in this matter, is not probable, and therefore it will not provide a provision at Its Financial Reports for June 30, 2010, with regards to the second matter.

Based on its tax consultant opinion, KCTR opposes the Turkish Tax Authorities demands regarding the second matter, and is about to appeal.

E.
On June 15, 2010,a petition was filed against Hogla-Kimberly and against another competitor for the approval of a class action. According to the petition, the Competitor and Hogla-Kimberly has misled the public by presenting plastic bags as oxo biodegradable and therefore environmentally friendly, while the products are breaking down into fragments.

The plaintiff estimates the scope of the petition, if approved as class action, to be approximately NIS 111 million. At this early stage Hogla-Kimberly legal advisor opinion is that the probability of the request for approval of a class action lawsuit will be rejected is higher than the probability that it will be approved.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2010

NOTE 4 -	RELATED PARTIES AND INTERESTED PARTIES

A.	Balances with Related Parties

	June 30,		December 31,
	2010	2009	2009
	(Unaudited)
Trade receivables	31,349	29,823	35,682
Other current assets	4,596	3,741	948
Trade payables	80,014	72,570	72,339

B.	Transactions with Related Parties

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2010	2009	2010	2009	2009
	(Unaudited		(Unaudited)

Sales to related parties	96,708	119,792	45,006	52,493	243,212
Cost of sales	152,139	167,724	80,204	85,162	256,696
Royalties to the shareholders	14,601	15,595	6,896	7,565	31,117
General and administrative expenses	4,517	6,498	1,439	3,167	11,980

NOTE 5 -	INCOME TAX CHARGE

The effective tax rate for the six months period ended June 30, 2010 is 24.4%.

NOTE 6 -	SUBSEQENT EVENTS

On July 27, 2010 the board of directors decided to distribute Dividend up to amount of Nis 40 million from the unapproved enterprise retained earnings to the holders of the ordinary shares, subject to availability of funds and the agreement of KC. The dividend will be paid during the fourth quarter of 2010.